
13002529

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


RECEIVED
MAY 08 2013
OFFICE OF THE SECRETARY

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Pyramid Entertainment, Inc.

(Exact name of issuer as specified in its charter)

Nevada

(Exact name of issuer as specified in its charter)

c/o Pyramid Records
11077 Biscayne Blvd., Suite 200
Miami, Florida 33161
(305)-893-2007

(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

Allen Jacobi
11077 Biscayne Blvd., Suite 200
Miami, Florida 33161
(305)-893-2007

(Name, Address, including zip code, and telephone number,
including area code of agent for service)

7900	46-1454995
Primary Standard Industrial Classification Code of Number	I.R.S. Employer Identification Number

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

Item 1. Significant Parties

(a) the issuer's directors;

	Business Address	Residential Address
Allen Jacobi	11077 Biscayne Blvd., Suite 200, Miami, FL 33161	1800 NE 114 Street, #707 Miami, FL 33181
Josh Danoff	11077 Biscayne Blvd., Suite 200, Miami, FL 33161	15691 NW 12 Place, Pembroke Pines, FL 33028
Dan Barnett	11077 Biscayne Blvd., Suite 200, Miami, FL 33161	1720 NE 23 Avenue Fort Lauderdale, FL 33305
Benny Doro	55 Broad Street, 28th Floor, New York, NY 10006	26 Avenue at Port Imperial #446 West New York, NJ 07093
Robert Bubeck	55 Broad Street, 28th Floor, New York, NY 10006	18731 River Ridge Road Tepuesta, FL 33469

(b) the issuer's officers;

	Business Address	Residential Address
Allen Jacobi, President	-	-
Josh Danoff, Senior Vice President, Secretary	-	-
Dan Barnett, Vice President Live Division	-	-
Benny Doro, Treasuer	-	-

(c) the issuer's general partners;

Not applicable.

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

	Business Address	Residential Address
Allen Jacobi	-	-
Josh Danoff	-	-
Dan Barnett	-	-
Benny Doro	-	-
Robert Bubeck	-	-
Charlie McLaughlin	-	130 Coco Plum Drive. Marathon, FL 33050

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

None.

(f) promoters of the issuer;

	Business Address	Residential Address
Allen Jacobi	-	-

(g) affiliates of the issuer;

	Business Address	Residential Address
Allen Jacobi	-	-
Josh Danoff	-	-
Dan Barnett	-	-
Benny Doro	-	-
Robert Bubeck	-	-
Charlie McLaughlin	-	-

(h) counsel to the issuer with respect to the proposed offering;

	Business Address	Residential Address
Newman & Morrison LLP	Newman & Morrison LLP 44 Wall Street, 20th Floor New York, NY 10005	-

(i) each underwriter with respect to the proposed offering;

None.

(j) the underwriter's directors;

Not applicable.

(k) the underwriter's officers;

Not applicable.

(l) the underwriter's general partners; and

Not applicable.

(m) counsel to the underwriter.

Not applicable.

ITEM 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) Not applicable.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) The securities will not be offered by underwriters, dealers or salespersons in any jurisdiction.

(b) California, Connecticut, Florida, New Jersey, New York

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a)-(c)

On May 6, 2013, the Company issued 2,500,000 shares of its common stock to Allen Jacobi, President and Director of the Company, in exchange for 500 shares of common stock of Pyramid Media, Inc. held by Allen Jacobi, which represented all of the issued and outstanding shares of Pyramid Media Inc. After the exchange, Pyramid Media, Inc., became a wholly-owned subsidiary of the Company.

On May 6, 2013, the Company issued an aggregate of 2,370,000 shares of its common stock at par value as compensation for services rendered, in reliance upon Section 4(2) of the Securities Act of 1933, as amended, to the following individuals, who are directors, officers and affiliates of the issuer, in the following amounts:

	Title	Number of Shares
Josh Danoff	Senior Vice President, Secretary, Director	800,000
Dan Barnett	Vice President Live Division, Director	250,000
Benny Doro	Director	500,000
Robert Bubeck	Director	290,000
Jenna Guadagni	Administrative Assistant	30,000
Charlie McLaughlin	Consultant	500,000

On May 6, 2013, the Company issued an aggregate of 130,000 shares of its common stock for investments made by certain individuals, in reliance upon Section 4(2) of the Securities Act of 1933, as amended, to the following individuals in the following amounts:

	Amount Invested	Number of Shares
Kathy Ryan	$30,000	70,000
Robin Creemens	$25,000	60,000

ITEM 6. Other Present or Proposed Offerings

The issuer, and any of its affiliates, are not currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) There are no arrangements known to the issuer or to any person named in response to Item 1 above (1) to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; or (2) to stabilize the market for any of the securities to be offered; or (3) for withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) Not applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Not applicable.

ITEM 9. Use of a Solicitation of Interest Document

The Issuer has not used any publication, whether or not authorized by Rule 254, prior to the filing of this notification.

PART II - OFFERING CIRCULAR

Pyramid Entertainment Inc.

This Offering Circular relates to the offer and sale of up to 2,000,000 shares of $.001 common stock, at $1.00 per share (the "Common Stock"), of Pyramid Entertainment Inc., a Nevada corporation (the "Company"), with its principal executive offices at 11077 Biscayne Blvd., Suite 200, Miami, FL 33161, telephone number 305-893-2007.

There will be no underwriters involved in this offering as the Company's officers and directors plan to offer and sell the shares of Common Stock on a best efforts basis as soon as practicable after qualification of the Company's Offering Statement, of which this Offering Circular is a part, by the Securities and Exchange Commission (the "SEC"). The Company's officers and directors will not receive any commissions in connection with this offering. We reserve the right to appoint a qualified broker-dealer to offer and sell the shares of Common Stock. There is no market for the Company's shares of Common Stock and the shares are not listed on any national exchange or on any over the counter quotation system. The shares of Common Stock are being offered and sold pursuant to the exemption from registration provided by Section 3(b) of the Securities Act of 1933, as amended (the "Securities Act"), and Regulation A promulgated thereunder.

The shares of Common Stock offered are entitled to one vote per share and do not provide for cumulative voting. The holders of the Company's Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Company's board of directors out of legally available funds. Upon liquidation, dissolution or winding-up, the holders of the Company's Common Stock are entitled to share ratably in all assets that are legally available for distribution. The holders of the Company's Common Stock have no preemptive, subscription, redemption or conversion rights.

	Price to public	Underwriting discount and commissions	Proceeds to issuer[1]
Per Share	$1.00	None.	$1.00
Total Minimum	$500,000	None.	$500,000
Total Maximum	$2,000,000	None.	$2,000,000

[1] Before deducting $50,000 for expenses related to the offering, which are borne by the Company

The proceeds of this offering will be deposited in a special bank account in trust until the Minimum is completed, at which time all of such proceeds will be available to us for our business operations. If the Minimum is not achieved within nine months of the date of this Offering Circular, we will promptly return the proceeds to subscribers without interest.

AN INVESTMENT IN THE COMPANY'S COMMON STOCK IS HIGHLY SPECULATIVE, WILL SUBJECT YOU TO SUBSTANTIAL LIQUIDITY RISKS AND INVOLVES A HIGH DEGREE OF RISK OF LOSS. YOU SHOULD CONSIDER INVESTING IN THE SHARES OF COMMON STOCK OFFERED ONLY IF YOU CAN BEAR TO HOLD THE COMMON STOCK FOR AN INDEFINITE PERIOD OF TIME AND IF YOU CAN AFFORD THE LOSS OF YOUR ENTIRE INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 9 TO READ ABOUT IMPORTANT RISKS YOU SHOULD CONSIDER BEFORE INVESTING IN THE OFFERING.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

The date of this offering circular is ___________, 2013

TABLE OF CONTENTS

INVESTOR NOTICES

THIS OFFERING CIRCULAR IS BEING FURNISHED TO PROSPECTIVE INVESTORS ON A CONFIDENTIAL BASIS FOR USE SOLELY IN CONNECTION WITH THE CONSIDERATION OF AN INVESTMENT IN THE COMMON STOCK OF THE COMPANY.

THIS OFFERING CIRCULAR IS CONFIDENTIAL AND PROPRIETARY AND IS BEING FURNISHED BY THE COMPANY TO PROSPECTIVE INVESTORS IN CONNECTION WITH THE OFFERING OF THE COMMON STOCK EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933 SOLELY FOR SUCH INVESTORS' CONFIDENTIAL USE WITH THE EXPRESS UNDERSTANDING THAT, WITHOUT PRIOR WRITTEN PERMISSION FROM THE COMPANY, SUCH PERSONS WILL NOT RELEASE THIS OFFERING CIRCULAR OR DISCUSS THE INFORMATION CONTAINED HEREIN OR MAKE REPRODUCTION OF OR USE THIS OFFERING CIRCULAR FOR ANY PURPOSE OTHER THAN AN EVALUATION OF A POTENTIAL INVESTMENT IN THE COMMON STOCK. THIS OFFERING CIRCULAR IS DIRECTED ONLY TO THE PERSON WHOSE NAME APPEARS ON THE COVER PAGE AND DOES NOT CONSTITUTE AN OFFER TO ANY OTHER PERSON. DISTRIBUTION OF THIS OFFERING CIRCULAR TO ANY OTHER PERSON (OTHER THAN SUCH NAMED PERSON'S ADVISORS, ACCOUNTANTS OR LEGAL COUNSEL) IS UNAUTHORIZED, AND DISCLOSURE OF ANY OF ITS CONTENTS, WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY, IS PROHIBITED. BY ACCEPTING AND RETAINING THIS OFFERING CIRCULAR, EACH PROSPECTIVE INVESTOR AGREES TO THE FOREGOING AND TO RETURN THIS OFFERING CIRCULAR TO THE COMPANY IF SUCH PERSON DETERMINES NOT TO MAKE AN INVESTMENT IN THE COMPANY.

THE COMMON STOCK IS OFFERED SUBJECT TO THE RIGHT OF THE COMPANY IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART. THE COMPANY ALSO RESERVES THE RIGHT, IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER, TO MODIFY, AMEND AND WITHDRAW THE OFFERING IN WHOLE OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE COMMON STOCK THAT SUCH INVESTOR DESIRES TO PURCHASE. THE COMPANY SHALL HAVE NO LIABILITY WHATSOEVER TO ANY OFFEREE OR INVESTOR IN THE EVENT THAT ANY OF THE FOREGOING SHALL OCCUR.

AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 9. INVESTORS SHOULD HAVE THE FINANCIAL ABILITY AND WILLINGNESS TO ACCEPT SUCH RISKS AS WELL AS THE LACK OF LIQUIDITY THAT IS CHARACTERISTIC OF THE INVESTMENT DESCRIBED HEREIN. ONLY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT SHOULD PURCHASE THE SECURITIES.

THE SECURITIES ARE BEING OFFERED PURSUANT TO REGULATION A PROMULGATED UNDER THE SECURITIES ACT.

THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. EXCEPT AS OTHERWISE INDICATED, THIS OFFERING CIRCULAR SPEAKS AS OF THE DATE HEREOF. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE STATUS OR AFFAIRS OF THE COMPANY AFTER THE DATE HEREOF.

THE INFORMATION PRESENTED HEREIN WAS PREPARED OR OBTAINED BY THE COMPANY AND IS BEING FURNISHED SOLELY FOR USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THE OFFERING. THE COMPANY MAKES NO REPRESENTATIONS OR WARRANTIES AS TO THE COMPLETENESS OF THE INFORMATION CONTAINED HEREIN. NOTHING CONTAINED

HEREIN IS, OR SHOULD BE RELIED ON AS, A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THIS OFFERING CIRCULAR DOES NOT PURPORT TO BE ALL-INCLUSIVE OR TO CONTAIN ALL OF THE INFORMATION THAT A PROSPECTIVE INVESTOR MAY DESIRE IN EVALUATING THE COMPANY. EACH INVESTOR MUST CONDUCT AND RELY ON ITS OWN EVALUATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED IN MAKING AN INVESTMENT IN THE COMPANY. INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING CIRCULAR AS LEGAL, BUSINESS OR TAX ADVICE. EACH INVESTOR SHOULD CONSULT SUCH INVESTOR'S OWN ATTORNEY, BUSINESS ADVISOR AND TAX ADVISORS AS TO THE LEGAL, BUSINESS, TAX AND RELATED MATTERS CONCERNING THE INVESTMENT DESCRIBED IN THIS OFFERING CIRCULAR AND ITS SUITABILITY FOR SUCH PROSPECTIVE INVESTOR. SEE "RISK FACTORS" BEGINNING ON PAGE 9.

CERTAIN PROVISIONS OF VARIOUS AGREEMENTS AND DOCUMENTS ARE SUMMARIZED IN THIS OFFERING CIRCULAR, BUT PROSPECTIVE INVESTORS SHOULD NOT ASSUME THAT SUCH SUMMARIES ARE COMPLETE. SUCH SUMMARIES ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE COMPLETE TEXT OF SUCH AGREEMENTS.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OTHER THAN THAT CONTAINED IN THIS OFFERING CIRCULAR, OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THE COMPANY DISCLAIMS ANY AND ALL LIABILITIES FOR REPRESENTATIONS OR WARRANTIES, EXPRESSED OR IMPLIED, CONTAINED IN OR OMITTED FROM THIS MEMORANDUM OR ANY OTHER WRITTEN OR ORAL COMMUNICATION TRANSMITTED OR MADE AVAILABLE TO THE RECIPIENT. EACH INVESTOR WILL BE ENTITLED TO RELY SOLELY UPON THOSE WRITTEN REPRESENTATIONS AND WARRANTIES THAT MAY BE MADE TO IT IN ANY FINAL SUBSCRIPTION AGREEMENT RELATING TO THE SECURITIES REFERRED TO IN THIS MEMORANDUM.

NO SALE WILL BE MADE TO ANY PERSON WHO CANNOT DEMONSTRATE COMPLIANCE WITH THE SUITABILITY STANDARDS DESCRIBED IN THIS OFFERING CIRCULAR. IF YOU ARE IN ANY DOUBT AS TO THE SUITABILITY OF AN INVESTMENT IN THE COMMON STOCK, YOU SHOULD CONSULT YOUR INVESTMENT ADVISOR. NO SUBSCRIPTIONS WILL BE ACCEPTED FROM RESIDENTS OF ANY STATE UNLESS THE COMPANY IS SATISFIED THAT THE OFFERING IS IN COMPLIANCE WITH THE LAWS OF SUCH STATE.

IT IS THE RESPONSIBILITY OF ANY INVESTOR OUTSIDE OF THE UNITED STATES TO SATISFY ITSELF AS TO FULL OBSERVANCE OF THE LAWS OF ANY RELEVANT TERRITORY OUTSIDE THE UNITED STATES IN CONNECTION WITH ITS INVESTMENT, INCLUDING OBTAINING ANY REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER APPLICABLE REQUIREMENTS.

EACH PROSPECTIVE INVESTOR MAY ASK QUESTIONS OF THE COMPANY WITH RESPECT TO THE COMPANY'S BUSINESS OR ANY OTHER MATTER RELATING TO THE COMPANY OR THE COMMON STOCK, AND MAY OBTAIN ANY ADDITIONAL INFORMATION THAT SUCH PERSON DEEMS TO BE NECESSARY IN CONNECTION WITH MAKING AN INVESTMENT DECISION IN ORDER TO VERIFY THE ACCURACY OF THE INFORMATION CONTAINED IN THIS OFFERING CIRCULAR (TO THE EXTENT THAT THE COMPANY POSSESSES SUCH INFORMATION OR CAN ACQUIRE IT WITHOUT UNREASONABLE EFFORT OR EXPENSE). ANY DOCUMENT THAT A PROSPECTIVE INVESTOR WISHES TO REVIEW WILL BE MADE AVAILABLE FOR INSPECTION AND COPYING OR FURNISHED, UPON REQUEST, SUBJECT TO THE PROSPECTIVE INVESTOR'S AGREEMENT TO MAINTAIN SUCH INFORMATION IN CONFIDENCE AND TO RETURN THE

SAME TO THE COMPANY IF THE RECIPIENT DOES NOT PURCHASE THE COMMON STOCK. ANY SUCH INQUIRIES OR REQUESTS FOR ADDITIONAL INFORMATION OR DOCUMENTS SHOULD BE MADE IN WRITING TO THE COMPANY ADDRESSED AS FOLLOWS:

PYRAMID RECORDS, INC.
11077 Biscayne Blvd., Suite 200
Miami, Florida 33161
Attn: Corporate Secretary

A PROSPECTIVE INVESTOR SHOULD NOT SUBSCRIBE FOR THE COMMON STOCK DESCRIBED HEREIN UNLESS SATISFIED THAT IT OR ITS INVESTMENT REPRESENTATIVE HAS ASKED FOR AND RECEIVED ALL INFORMATION THAT WOULD ENABLE IT OR THEM TO EVALUATE THE MERITS AND RISKS OF THE PROPOSED INVESTMENT.

FOR FLORIDA RESIDENTS ONLY

THE COMMON STOCK REFERRED TO HEREIN WILL BE SOLD TO, AND ACQUIRED BY, THE HOLDER IN A TRANSACTION EXEMPT UNDER § 517.061 OF THE FLORIDA SECURITIES ACT. THE SECURITIES HAVE NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF FLORIDA. IN ADDITION, ALL FLORIDA RESIDENTS SHALL HAVE THE PRIVILEGE OF VOIDING THE PURCHASE WITHIN THREE (3) DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY SUCH PURCHASER TO THE COMPANY, AN AGENT OF THE COMPANY, OR AN ESCROW AGENT OR WITHIN THREE (3) DAYS AFTER THE AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO SUCH PURCHASER, WHICHEVER OCCURS LATER.

FOR CALIFORNIA RESIDENTS ONLY

THE SALE OF THE COMMON STOCK THAT IS THE SUBJECT OF THIS OFFERING HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION FOR SUCH SECURITIES PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF THE SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25000, 25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

IRS CIRCULAR 230 DISCLOSURE

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, HOLDERS OF THE COMMON STOCK ARE HEREBY NOTIFIED THAT (I) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS MEMORANDUM IS NOT INTENDED OR WRITTEN BY US TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY ANY SUCH HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH HOLDERS UNDER THE INTERNAL REVENUE CODE; (II) SUCH DISCUSSION IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED IN THIS MEMORANDUM; AND (III) HOLDERS OF THE SECURITIES SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

This Offering Circular contains forward-looking statements regarding Pyramid Entertainment which include, but are not limited to, statements concerning our projected revenues, expenses, gross profit and income, mix of revenue, demand for our products, the need for additional capital, our ability to sign new artists and successfully market and sell such artists, the related funding and profitability of such artists, and the competitive nature of our business and markets. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us. Words such as "anticipates," "expects," "intends," "plans," "predicts," "potential," "believes," "seeks," "hopes," "estimates," "should," "may," "will," "with a view to" and variations of these words or similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Such factors include, but are not limited to the following:

- our goals and strategies;
- our expansion plans;
- our future business development, financial conditions and results of operations;
- the expected growth of the market for the recorded music industry;
- our expectations regarding demand for our products;
- our expectations regarding keeping and strengthening our relationships with key artists;
- our ability to stay abreast of market trends and technological advances;
- our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others;
- our ability to attract and retain quality employees;
- our ability to pursue strategic alliances;
- competition in our industry;
- general economic and business conditions in the regions in which we sell our products;

Additionally, this Offering Circular contains statistical data that we obtained from various sources. Statistical data from these sources also include projections based on a number of assumptions. The market for recorded music may not grow at the rate projected by market data, or at all. The failure of this market to grow at the projected rate may have a material adverse effect on our business and the market price of our common stock. In addition, the rapidly changing nature of our industry results in significant uncertainties in any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

You are cautioned that, while forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance and they involve known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. The information contained in this Offering Circular, including, without limitation, the information set forth in the Risk Factors section beginning on page 9, identifies important factors that could cause such differences. We undertake no obligation to release publicly the results of any revisions to these forward-looking statements that may reflect any future events or circumstances, except as required by applicable law, rules or regulations.

SUMMARY

Unless the context otherwise requires, references in this Offering Circular to "we," "us," "Pyramid" or the "Company" refer to Pyramid Entertainment, Inc. and its subsidiary. We are offering our shares of common stock pursuant to the exemption from registration provided by Section 3(b) of the Securities Act and Regulation A promulgated thereunder.

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Offering Circular, including any appendices, exhibits or attachments hereto. You should carefully read the entire Offering Circular; especially concerning the risks associated with an investment in our shares of common stock discussed under "Risk Factors" beginning on page 9.

Our Business

We are an entertainment and media company engaged in the acquisition, distribution, marketing and sale of music and music related products in physical and digital formats through our record label, Pyramid Records.
For over 20 years we have worked to sign legendary recording artists from the 1960's and 1970's and to release their music through our distribution agreements with major record distributors. Our artists have included Earth, Wind & Fire, The Doobie Brothers, Stephen Stills and Joe Walsh of the Eagles. We believe that through our low overhead costs, our founder and President, Allen Jacobi, an entertainment attorney with over 30 years of experience, and our preferential distribution agreement with Ingrooves Fontana with physical goods distributed through Universal Music Group, a major distributor of music with whom we have a longstanding relationship, we are well positioned to achieve financial success and notoriety for our artists in a difficult industry environment.

Since the early 2000's, the recorded music industry has suffered a sustained decline as it transitions from a focus upon sales of physical units to additional revenue streams, such as digital sales, touring and merchandising. Concurrent with this transition has been a consolidation of major record labels and the loss of market share to smaller, independent labels that focus on a specific genre or demographic. In 2013, we plan to expand to these additional revenue streams and to take advantage of the changing nature of the recorded music industry.

With the proceeds from this offering, we are planning to sign to our record label legendary R&B artists who continue to record and tour and are not currently under contract such as The Isley Brothers, Ohio Players, George Clinton and Funkadelics, and Confunkshun,. We will offer these artists our premier national distribution resources with INgrooves Fontana and a comprehensive marketing strategy including: deluxe packaging of physical compact discs to supplement traditional physical and digital sales; a multi-city live label tour consisting of the legendary R&B artists we sign; and a reality television show based on the artist's recording and touring and the young staff of our Pyramid Records record label. We believe this approach will not only raise the visibility of our artists with our targeted demographic, but will also provide additional revenues for both us and our artists through ticket sales, merchandising and television licensing fees.

We have already successfully signed recording artists Cameo and Confunkshun and believe the signing of the The Ohio Players, George Clinton & Funkadelics are imminent. We are also currently engaged in negotiations with The Isley Brothers and have received interest from the managers of other legendary artists who fit our business plan. These managers have requested term sheets on their clients' behalf, detailing the terms of a prospective relationship with Pyramid. Further, we have had discussions with touring companies for our planned live label tour and with production companies for our planned reality show.

The Offering

Issuer	Pyramid Entertainment, Inc., a Nevada corporation. We maintain principal executive offices at 11077 Biscayne, Blvd, Suite 200, Miami FL 33161. Our telephone number is (305)-893-2007.
Security Being Offered	Shares of the Company's $.001 par value Common Stock. The shares of Common Stock offered are entitled to one vote per share and do not provide for

	cumulative voting. The holders of the Company's Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Company's board of directors out of legally available funds. Upon liquidation, dissolution or winding-up, the holders of the Company's Common Stock are entitled to share ratably in all assets that are legally available for distribution. The holders of the Company's Common Stock have no preemptive, subscription, redemption or conversion rights.
Price per share	$1.00
Minimum Offering	$500,000
Maximum Offering	$2,000,000
Plan of Distribution	There will be no underwriters involved in this offering as the Company's officers and directors plan to offer and sell the shares of Common Stock on a best efforts basis as soon as practicable after qualification of the Company's Offering Statement, of which this Offering Circular is a part, by the SEC. The Company's officers and directors will not receive any commissions in connection with this offering. We reserve the right appoint a qualified broker dealer to offer and sell the Common Stock.
Use of Proceeds	If the entire Offering is subscribed, we expect to receive aggregate gross proceeds of approximately $2,000,000. We intend to use the entire proceeds from this Offering to fund our business plan to sign legendary R&B artists through acquisition fees as detailed in our "Our Business" on page 16.
Risk Factors	AN INVESTMENT IN THE SECURITIES IS HIGHLY SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. INVESTORS SHOULD BE ABLE TO WITHSTAND THE TOTAL LOSS OF THEIR ENTIRE INVESTMENT IN THE SECURITIES. PROSPECTIVE PURCHASERS SHOULD CAREFULLY REVIEW THE INFORMATION SET FORTH UNDER "RISK FACTORS" AS WELL AS OTHER INFORMATION CONTAINED IN THIS OFFERING CIRCULAR. WE CANNOT ASSURE YOU THAT OUR OBJECTIVES CAN BE ACHIEVED. SEE "RISK FACTORS" BEGINNING ON PAGE 9.

RISK FACTORS

Our business and an investment in our Common Stock are subject to a variety of risks. The following risk factors describe the most significant events, facts or circumstances that could have a material adverse effect upon our business, financial condition, results of operations, ability to implement our business plan and the market price for our securities. Many of these events are outside of our control. If any of these risks actually occurs, our business, financial condition or results of operations may be materially adversely affected. In such case, the trading price of our common stock could decline and investors in our common stock could lose all or part of their investment. In assessing these risks, you should also refer to the other information contained in this Offering Circular, including our financial statements and related notes.

Risks Related to Our Business

We may need additional capital to execute our growth strategy and may not be able to obtain such capital on acceptable terms or at all.

In connection with our growth strategy, we may incur significant capital and operational expenses. If funds raised in this Regulation A are not sufficient to meet our plans for expansion, our plans include pursuing alternative financing arrangements, including bank loans, advances from our directors and officers or funds raised through additional offerings of our equity or debt. Our ability to obtain additional capital on acceptable terms or at all is subject to a variety of uncertainties, including: investors' perceptions of, and demand for, companies in our industry; conditions of the U.S. and other capital markets in which we may seek to raise funds; our future results of operations, financial condition and cash flows; and economic, political and other conditions in the U.S.

There is no assurance we will be successful in locating a suitable financing transaction in a timely fashion or at all. In addition, there is no assurance we will obtain the capital we require by any other means. Future financings through equity investments are likely to be dilutive to our existing shareholders. Also, the terms of securities we may issue in future capital transactions may be more favorable for our new investors. Newly-issued securities may include preferences or superior voting rights, be combined with the issuance of warrants or other derivative securities, or be the issuances of incentive awards under equity employee incentive plans, which may have additional dilutive effects. Furthermore, we may incur substantial costs in pursuing future capital and financing, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition.

If we cannot raise additional funds on favorable terms or at all, we may not be able to carry out all or parts of our growth strategy.

We may not be able to implement our business plan successfully and on a timely basis or at all.

Our future success depends, in large part, on our ability to implement our business plan of signing legendary R&B artists to our record label, and successfully marketing and selling such artists through deluxe packaged compact discs, live touring and reality television. Our ability to implement this business plan depends, among other things, on our ability to obtain sufficient financing to implement our business plan and to sign legendary R&B artists to our Pyramid Records label. We may not be able to successfully implement our growth strategy. Our sales and operating results will be adversely affected if we fail to implement our growth strategy or if we invest resources in a growth strategy that ultimately proves unsuccessful.

Our prospects and financial results may be adversely affected if we fail to identify, sign and retain artists that have consumer appeal

We are dependent on identifying, signing and retaining artists with long-term potential, whose albums will be well received on release, whose subsequent albums are anticipated by consumers and whose music will continue to generate sales as part of our catalog for years to come. The competition among record companies for such talent is intense. Competition among record companies to sell records is also intense and the marketing expenditures necessary to compete are significant and have increased as well. Our competitive position is dependent on our continuing ability to attract and develop talent whose work can achieve a high degree of public acceptance. Our financial results may be adversely affected if we are unable to identify, sign and retain such artists under terms that are economically attractive to us. There can be no assurance that we will be able to successfully and profitably obtain and market such talent in the near term or in the future.

The R&B genre of the music industry, where we intend to focus, is highly competitive and characterized by changing consumer preferences and continuous introduction of new artists. Our goal is to maintain and improve the recording artists currently under contract with us and to seek out and recruit additional talent that will appeal to various consumer preferences. We believe that our future growth will depend, in part, on our ability to anticipate changes in consumer preferences and develop and introduce, in a timely manner, artists and products which adequately address such changes. There can be no assurances that we will be successful in recruiting, developing, and marketing such artists and products on a timely and regular basis. Our failure successfully to introduce such artists or products, or the failure of the retail markets to accept them, would have a materially adverse effect on our ability to operate profitably.

No assurance can be given that consumer demand for the urban genre of the music industry, such as those products intended to be produced by us, will continue in the future or, if such demand does continue, that we will be able to satisfy consumer preferences. Changes in consumer spending can affect both the quantity sold and the price of our products and may therefore affect our operating results.

Our reliance on one company as the primary supplier for the manufacturing, packaging and physical distribution of our recorded music products in the U.S. and Canada could have an adverse impact on our ability to meet our manufacturing, packaging and physical and digital distribution requirements.

Ingrooves Fontana has been our exclusive supplier for the manufacturing, packaging and physical and digital distribution of our recorded music products in the U.S. and Canada. As such, our continued ability to meet our manufacturing, packaging and physical and digital distribution requirements in these territories largely depends upon the continuing of our successful relationship with Ingrooves Fontana in accordance with our recording and manufacturing distribution agreement. If for any reason, we or Ingrooves Fontana are unable to perform our respective obligations under the agreement, we may have difficulty satisfying our commitments to our wholesale and retail customers in the short term until we more fully transition to an alternate provider, which could have an adverse impact on our revenues.

The recorded music industry has been declining and may continue to decline, which may adversely affect our prospects and our results of operations.

The recorded music industry began experiencing negative growth rates in 1999 on a global basis and the worldwide recorded music market has contracted considerably. Illegal downloading of music, CD-R piracy, industrial piracy, economic recession, bankruptcies of record wholesalers and retailers, and growing competition for consumer discretionary spending and retail shelf space may all be contributing to a declining recorded music industry. Additionally, the period of growth in recorded music sales driven by the introduction and penetration of the CD format has ended. While CD sales still generate a significant portion of the recorded music revenues, CD sales continue to decline industry-wide and we expect that trend to continue. However, new formats for selling recorded music product have been created, including the legal downloading of digital music and the distribution of music on mobile devices and revenue streams from these new channels have emerged. These new digital revenue streams are important as they are beginning to offset declines in physical sales and represent a growing area. In addition, we are also planning to broaden our revenue mix into growing areas of the music business, including sponsorship, fan clubs, artist websites, merchandising, touring, and ticketing. As our expansion is in its preliminary stages, we cannot determine how our expansion into these new areas will impact our business. While U.S. industry-wide track-equivalent album sales rose in 2011 for the first time since 2004, album sales continued to fall in other countries, such as the U.K., as a result of ongoing digital piracy and the transition from physical to digital sales in the recorded music business. Accordingly, the recorded music industry performance may continue to negatively impact our operating results. While it is believed within the recorded music industry that growth in digital sales will re-establish a growth pattern for recorded music sales, the timing of the recovery cannot be established with accuracy nor can it be determined how these changes will affect individual markets. A declining recorded music industry is likely to lead to reduced levels of revenue and operating income generated by our recorded music business.

We may have difficulty addressing the threats to our business associated with home copying and Internet downloading.

The combined effect of the decreasing cost of electronic and computer equipment and related technology such as CD burners and the conversion of music into digital formats have made it easier for consumers to obtain and create unauthorized copies of our recordings in the form of, for example, "burned" CDs and MP3 files. For example, about 95% of the music downloaded in 2008, or more than 40 billion files, were illegal and not paid for, according to the IFPI's 2009 Digital Music Report. Separately, research reported by IFPI/Nielsen in IFPI's Digital Music Report 2012 indicates that more than a quarter of Internet users globally (28%) access unauthorized digital services on a monthly basis. In addition, while growth of music-enabled mobile consumers offers distinct opportunities for music companies such as ours, it also opens the market up to certain risks from behaviors such as "sideloading" of unauthorized content and illegitimate user-created ringtones. A substantial portion of our revenue comes from the sale of audio products that are potentially subject to unauthorized consumer copying and widespread digital dissemination without an economic return to us. The impact of digital piracy on legitimate music sales is hard to quantify but we believe that illegal filesharing has a substantial negative impact on music sales. As we are an independent label with limited resources, we are unable to pursue perpetrators of digital piracy and we have to depend upon major players in the music industry, such as large record labels or distribution companies, to campaign against digital piracy generally.

There may be downward pressure on our pricing and our profit margins and reductions in shelf space.

There are a variety of factors that could cause us to reduce our prices and reduce our profit margins. They are, among others, price competition from the negotiating leverage of mass merchandisers, big-box retailers and distributors of digital music, the increased costs of doing business with mass merchandisers and big-box retailers as a result of complying with operating procedures that are unique to their needs and any changes in costs associated with new digital formats. In addition, we are currently dependent on a small number of leading online music stores, which allows them to significantly influence the prices we can charge in connection with the distribution of digital music. Over the course of the last decade, U.S. mass-market and other stores' share of U.S physical music sales has continued to grow. While we cannot predict how future competition will impact music retailers, as the music industry continues to transform it is possible that the share of music sales by mass-market retailers such as Wal-Mart and Target and online music stores such as Apple's iTunes will continue to grow as a result of the decline of specialty music retailers, which could further increase their negotiating leverage. The declining number of specialty music retailers may not only put pressure on profit margins, but could also impact catalog sales as mass-market retailers generally sell top chart albums only, with a limited range of back catalog. We are substantially dependent on a limited number of online music stores, in particular Apple's iTunes Music Store, for the online sale of our music recordings and they are able to significantly influence the pricing structure for online music stores.

If we lose our key personnel, or are unable to attract and retain additional qualified personnel, the quality of our services may decline and our business may be adversely affected.

We rely heavily on the expertise, experience and continued services of our senior management, including our founder and President, Mr. Jacobi. Loss of his services could adversely affect our ability to achieve our business objectives, if we are unable to find a suitable replacement. Mr. Jacobi is an integral factor in establishing relationships and the continued development of our business depends upon his continued employment. If Mr. Jacobi were to resign or retire, we would have to find a suitable replacement who shared Mr. Jacobi's expertise and relationships. Any delay in finding a suitable replacement, would adversely affect the pace at which we are able to successfully grow our business and could harm our existing business, resulting in a decrease in sales and revenue.

We believe our future success will depend upon our ability to retain key employees and our ability to attract and retain other skilled personnel and consultants. While we have been able to find a sufficient number of skilled personnel to manage our business strategy, we cannot guarantee that any employee will remain employed by us for any period of time or that we will be able to attract, train or retain qualified personnel in the future consistent with our growth. Such loss of personnel could have a material adverse effect on our business and company. Furthermore, we may need to employ additional personnel to expand our business. There is no assurance we will be able to attract and retain sufficient numbers of highly skilled employees in the future. The loss of personnel or our inability to hire or retain sufficient personnel at competitive rates could impair the growth of our business.

We may not be able to protect our intellectual property adequately, which could adversely affect our competitive position and reduce the value of the recorded music of our artists

Our only assets as of the date of this offering circular consist of master recordings, including seven full albums and three title tracks, which provide nominal revenues. As we implement our growth strategy, we plan to obtain additional master recordings, which we will rely upon to provide additional revenues. As such, our business is highly dependent upon intellectual property. Our success will depend in part on our ability to obtain and protect these master recordings through copyrights.

Policing the unauthorized use of our master recordings can be difficult and expensive. Litigation might be necessary to protect our intellectual property rights, which may be costly and may divert our management's attention away from our core business. Furthermore, there is no guarantee that litigation would result in an outcome favorable to us. To date, we have no knowledge of any infringement of our intellectual property by third parties. If we are unable to protect our intellectual property adequately, it would have a negative impact on our operations.

Due to the nature of our business, our results of operations and cash flows may fluctuate significantly from period to period.

Our net sales, operating income and profitability, like those of other companies in the music business, are largely affected by the number and quality of albums that we release, timing of our release schedule and, more importantly, the consumer demand for these releases. We also make advance payments to recording artists and songwriters, which impact our operating cash flows. The timing of album releases and advance payments is largely based on business and other considerations and is made without regard to the impact of the timing of the release on our financial results. While we are planning to broaden our revenue mix into growing areas of the music business, including sponsorship, fan clubs, artist websites, merchandising, touring, and ticketing, there can be no assurances that we will be successful or that revenues derived from such sources will not also be subject to significant fluctuations.

We may be unable to compete successfully in the highly competitive markets in which we operate and we may suffer reduced profits as a result.

Our recorded products will be marketed and sold to a segment of the market that is highly competitive. The principal competitive factors affecting the market for our products include product quality, packaging, brand recognition, brand and artist acceptance, price and distribution capabilities. There can be no assurance that we will be able to compete successfully against current and future competitors based on these and other factors. We also compete with a variety of domestic and international producers and distributors, many of whom have substantially greater financial, production, distribution and marketing resources and have achieved a higher level of brand recognition than ours. In the event we become successful in our marketing, promotion and distribution of products bearing our name, it is likely we will experience additional competition in the industry from major labels, each of which is capable of marketing products designed to compete directly in the R&B segments. We compete with other music producers and distributors not only for market share, brand acceptance and loyalty, but also for display space in retail establishments and, more importantly, for marketing focus by our distributors and retailers, all of which distribute and sell other manufacturers products. Future competition could result in price reductions, reduced margins and loss of market share, all of which could have a material adverse effect on our business, financial condition and results of operations.

Current uncertainty in global economic conditions could adversely affect our prospects and our results of operations.

Current uncertainty in global economic conditions poses a risk to the overall economy as consumers and businesses may defer purchases in response to tighter credit and negative financial news, which could negatively affect product demand and other related matters. The current volatility and disruption to the capital and credit markets have reached unprecedented levels and have adversely impacted global economic conditions, resulting in significant recessionary pressures and lower consumer confidence and lower retail sales in general, which has negatively impacted our business. The impact of this crisis on our major customers and suppliers, including those who provide our manufacturing, packaging and physical distribution requirements, cannot be predicted and may be quite severe. The inability of major manufacturers to ship our products could impair our ability to meet delivery date requirements of our customers. Demand could be different from our expectations due to factors including changes in business and economic conditions, including conditions in the credit market that could affect consumer confidence, customer acceptance of our and competitors' products, changes in the level of inventory at retailers and changes in the global advertising business, any of which could have a material adverse effect on our results.

Risk Related to this Offering and Ownership of Our Securities

Shares of our common stock lack a significant trading market, which could make it more difficult for an investor to sell our common stock.

Shares of our common stock are not yet eligible for trading on any national securities exchange or on any over the counter quotation system. There is no assurance that an active trading market in our common stock will develop, or if such a market develops, that it will be sustained. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of our common stock or to obtain coverage for significant news events concerning us, and our common stock could become substantially less attractive for margin loans to the extent our shares are marginable, for investment by financial institutions, as consideration in future capital raising transactions or for other purposes.

The application of the "penny stock" rules could adversely affect the market price of our common stock and increase your transaction costs to sell those shares.

Our common stock will be subject to the "penny stock" rules adopted under Section 15(g) of the Exchange Act. The penny stock rules apply to issuers whose common stock does not trade on a national securities exchange and trades at less than $5.00 per share, or that have a tangible net worth of less than $5,000,000 ($2,000,000 if the company has been operating for three or more years). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the SEC that contains the following information:

- a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;
- a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of securities laws;
- a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and the significance of the spread between the "bid" and "ask" prices;
- a toll-free telephone number for inquiries on disciplinary actions;
- definitions of any significant terms in the disclosure document or in the conduct of trading in penny stocks; and
- such other information and is in such form (including language, type, size and format), as the SEC shall require by rule or regulation.

Prior to effecting any transaction in a penny stock, the broker-dealer also must provide the customer with the following information:

- bid and offer quotations for the penny stock;
- compensation of the broker-dealer and our salesperson in the transaction;
- number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and

- monthly account statements showing the market value of each penny stock held in the customer's account.

The penny stock rules further require that, prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks and a signed and dated copy of a written suitability statement.

Due to the requirements of the penny stock rules, many broker-dealers have decided not to trade penny stocks. As a result, the number of broker-dealers willing to act as market makers in such securities is limited. If we remain subject to the penny stock rules for any significant period, it could have an adverse effect on the market, if any, for our securities. Moreover, if our securities are subject to the penny stock rules, investors will find it more difficult to dispose of our securities.

Our principal shareholder, and our directors and officers, have the ability to exert significant control in matters requiring a shareholder vote and could delay, deter or prevent a change of control in our company.

As of May 6, 2013, Mr. Jacobi, our founder, President and largest shareholder, beneficially owned 50% of our outstanding shares of common stock. Mr. Jacobi, as well as our other directors and officers, exerts significant influence over us. They have the ability, among other things, to exercise significant control over the election of all or a majority of the Board of Directors and to approve significant corporate transactions. Such share ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company. This, in turn, could have a negative effect on the market price of our common stock. It could also prevent our shareholders from realizing a premium over the market price for their shares of common stock. Without the consent of Mr. Jacobi, or our other directors and officers, we could be prevented from entering into potentially beneficial transactions if such transactions conflict with the interest of our principal shareholder or other executive officers and directors.

We do not anticipate paying dividends in the foreseeable future, and, accordingly, any return on investment may be limited to the value of our common stock.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the Board of Directors may consider relevant. We intend to follow a policy of retaining all of our earnings to finance the development and execution of our strategy and the expansion of our business. If we do not pay dividends, our common stock may be less valuable because a return on your investment will occur only if our stock price appreciates.

Our management has broad discretion over the use of the net proceeds from this offering and might not apply the net proceeds of the offering in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from the offering. We have not designated the net proceeds for specific projects at this time, although we expect to use the net proceeds from the offering to be used to implement our growth strategy to sign legendary R&B artists to our record label, and to market and sell them through deluxe packaged compact discs, live touring and reality television. Management may fail to use these funds effectively to maintain and expand our business or yield a significant return, or any return, on any investment of these net proceeds.

The market price, for our common stock to extent one is established after completion of this offering, may be volatile, which could make it more difficult or impossible for you to sell our common stock for a positive return on your investment.

The trading price of our common stock may fluctuate widely in response to various factors, some of which are beyond our control. These factors include, but not limited to: market conditions or trends in the music industry;

actions by competitors; actual or anticipated growth rates relative to our competitors; the public's response to press releases or other public announcements by us or third parties; any future guidance we may provide to the public, any changes in such guidance or any difference between our guidance and actual results; changes in financial estimates or recommendations by any securities analysts who follow our common stock; speculation by the press or investment community regarding our business; litigation; changes in key personnel; and future sales of our common stock by our officers, directors and significant shareholders.

Furthermore, there has been no market for our common stock historically and we cannot assure you that a larger market will ever be developed or maintained. The price at which investors purchase shares of our common stock may not be indicative of the price that will prevail in the trading market. Market fluctuations and volatility, as well as general economic, market and political conditions, could reduce our market price. As a result, these factors may make it more difficult or impossible for you to sell our common stock for a positive return on your investment. In the past, shareholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future sales of shares of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

The market price of our common stock, to the extent one is established after completion of this offering, could decline significantly as a result of sales of a large number of shares of our common stock in the market after this offering. In addition, if our significant shareholders sell a large number of shares, or if we issue a large number of shares, the market price of our stock could decline. Any issuance of additional common stock, or warrants or options to purchase our common stock, by us in the future would result in dilution to our existing shareholders. Such issuances could be made at a price that reflects a discount or a premium to the then-current trading price of our common stock. Moreover, the perception in the public market that shareholders might sell shares of our stock or that we could make a significant issuance of additional common stock in the future could depress the market for our shares. These sales, or the perception that these sales might occur, could depress the market price of our common stock or make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

We have issued shares of common stock to our current executive officers and directors. Shares of our common stock that were issued in this regard are deemed to be "restricted securities," as that term is defined in Rule 144 promulgated under the Securities Act. From time to time, certain of our shareholders may be eligible to sell all or some of their restricted shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144, subject to certain limitations. In general, pursuant to Rule 144, after satisfying a six-month holding period: (i) affiliated shareholders, or shareholders whose shares are aggregated, may, under certain circumstances, sell within any three-month period a number of securities which does not exceed the greater of 1% of the then-outstanding shares of common stock or the average weekly trading volume of the class during the four calendar weeks prior to such sale and (ii) non-affiliated shareholders may sell without such limitations, in each case provided we are current in our public reporting obligations. Rule 144 also permits the sale of securities by non-affiliates that have satisfied a one-year holding period without any limitation or restriction. The resale pursuant to Rule 144 of shares acquired from us in private transactions could cause our stock price to decline significantly.

We could issue additional common stock, which might dilute the book value of our common stock.

Our Board of Directors has authority, without action or vote of our shareholders, to issue all or a part of our authorized but unissued shares. Our articles of incorporation authorizes the issuance of up to 50,000,000 shares of common stock, par value $0.01 per share. As of May 6, 2013, there were 45,000,000 authorized and unissued shares of our common stock available for future issuance, based on 5,000,000 shares of our common stock issued and outstanding. Although we have no commitments as of the date of this Offering Circular to issue our securities, we may issue a substantial number of additional shares of our common stock or debt securities to raise capital. Such stock issuances could be made at a price that reflects a discount or a premium from the then-current trading price of our common stock. In addition, in order to raise capital, we may need to issue securities that are convertible into or exchangeable for a significant amount of our common stock. These issuances would dilute your percentage ownership interest, which would have the effect of reducing your influence on matters on which our shareholders vote, and might dilute the book value of our common stock. You may incur additional dilution if holders of stock options and warrants, which we may choose to grant in the future, exercise their options or warrants to purchase shares of our common stock.

Provisions in the Nevada Revised Statutes make it very difficult for you to bring any legal actions against our directors or officers for violations of their fiduciary duties.

Members of our Board of Directors and our officers will have no liability for breaches of their fiduciary duty of care as a director or officer, except in limited circumstances, pursuant to provisions in the Nevada Revised Statutes. Specifically, Section 78.138 of the Nevada Revised Statutes provides that a director or officer is not individually liable to the company or its shareholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless it is proven that (1) the director's or officer's act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and (2) his or her breach of those duties involved intentional misconduct, fraud or a knowing violation of law. This provision is intended to afford directors and officers protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. Accordingly, you may be unable to prevail in a legal action against our directors or officers even if they have breached their fiduciary duty of care.

No legal or tax advice.

An investment in our shares of Common Stock may involve certain material federal and state tax consequences. Prospective investors should not rely on this Offering Circular or any of the Appendices hereto for legal, tax or business advice. Prospective investors in the offering should consult with their respective legal counsel, accountant or business adviser as to legal, tax and related matters concerning investment in the shares of Common Stock offered hereby.

We will not obtain an opinion of legal counsel regarding the U.S. income tax consequences of an investment in our securities. Recent changes in tax laws have not, as yet, been the subject of administrative or judicial scrutiny or interpretation. Moreover, there is no assurance that future legislation may not further affect the tax consequences of an investment in our securities. INVESTORS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS REGARDING THE POSSIBLE U.S. FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF INVESTING IN OUR SECURITIES.

OUR BUSINESS

We are an entertainment and media company engaged in the acquisition, distribution, marketing and sale of music and music related products in physical and digital formats through our record label, Pyramid Records.
For over 20 years we have worked to sign legendary recording artists from the 1960's and 1970's and to release their music through our distribution agreements with major record distributors. Our artists have included Earth, Wind & Fire, The Doobie Brothers, Stephen Stills and Joe Walsh of the Eagles. We believe that through our low overhead costs, our founder and President, Allen Jacobi, an entertainment attorney with over 30 years of experience, and our preferential distribution agreement with Ingrooves Fontana with physical goods distributed through Universal Music Group, a major distributor of independent music with whom we have a longstanding relationship, we are well positioned to achieve financial success and notoriety for our artists in a difficult industry environment.

Since the early 2000's, the recorded music industry has suffered a sustained decline as it transitions from a focus upon sales of physical units to additional revenue streams, such as digital sales, touring and merchandising. Concurrent with this transition has been a consolidation of major record labels and the loss of market share to smaller, independent labels that focus on a specific genre or demographic. In 2013, we plan to expand to these additional revenue streams and to take advantage of the changing nature of the recorded music industry.

With the proceeds from this offering, we are planning to sign to our record label legendary R&B artists who continue to record and tour and are not currently under contract such as The Isley Brothers, Ohio Players, George

Clinton and Funkadelics, and Confunkshun,. We will offer these artists our premier national distribution resources with INgrooves Fontana and a comprehensive marketing strategy including: deluxe packaging of physical compact discs to supplement traditional physical and digital sales; a multi-city live label tour consisting of the legendary R&B artists we sign; and a reality television show based on the artist's recording and touring and the young staff of our Pyramid Records record label. We believe this approach will not only raise the visibility of our artists with our targeted demographic, but will also provide additional revenues for both us and our artists through ticket sales, merchandising and television licensing fees.

We have already successfully signed recording artists Cameo and Confunkshun and believe the signing of the The Ohio Players, George Clinton & Funkadelics are imminent. We are also currently engaged in negotiations with The Isley Brothers and have received interest from the managers of other legendary artists who fit our business plan. These managers have requested term sheets on their clients' behalf, detailing the terms of a prospective relationship with Pyramid. Further, we have had discussions with touring companies for our planned live label tour and with production companies for our planned reality show.

Our History

We were incorporated as Pyramid Entertainment Inc., in the State of Nevada on November 21, 2012, by our founder and President, Allen Jacobi. Our wholly-owned subsidiary Pyramid Media, Inc., a Florida corporation ("Media"), was originally formed on June 29, 2007 by Mr. Jacobi, Media's sole director and officer. On May 6, 2013, we issued 2,500,000 shares of our common stock to Allen Jacobi, President and Director of the Company, in exchange for 500 shares of common stock of Pyramid Media, Inc., held by Allen Jacobi, which represented all of the issued and outstanding shares of Pyramid Media Inc. After the exchange, Pyramid Media, Inc., became a wholly-owned subsidiary of the Company. Since before Media's inception, we have conducted business under the name Pyramid Records, the name of our record label.

Mr. Jacobi, through Pyramid Records, has worked for over 20 years to sign and release new material from established recording artists from the 1960's and 1970's. An established entertainment attorney, Mr. Jacobi has worked with such distinguished artists as the Eric Clapton Band, Asia, The Stray Cats, Jon Secada, 2 Live Crew, Trick Daddy and many others. In 1989, Mr. Jacobi was offered the opportunity to run an independent record company distributed by Sony and Pyramid was conceived.

In 1990, Pyramid signed its first artist, Joe Walsh of the Eagles, whose title track from his "Ordinary Average Guy" album became a #1 single on the Rock Radio charts through its release with Epic Records. In 1993, Pyramid signed a new distribution agreement with Warner Music, and released "Jericho," the first studio album in sixteen years by Rock and Roll Hall of Fame legends The Band. This was followed by additional releases from The Band and releases from legendary R&B group, Earth Wind and Fire. In 2000, Pyramid released "Sibling Rivalry," the first album of new music in 10 years by the legendary band The Doobie Brothers. In 2004, Pyramid released Bridge to Havana, a project that featured renowned artists such as Bonnie Raitt, Jimmy Buffet, Mick Fleetwood, Gladys Knight, Brenda Russell, Peter Frampton, Michael Jordon, Dave Koz and many other combined with top Cuban artists. The project consisted of a studio album CD and a concert document sold separately and in a combo box set. The project went to 33 on the Billboard World Album Chart and the documentary was featured on PBS nationwide. Since then, Pyramid has released albums by rock legend Stephen Stills, hip hop legend Public Enemy, dancehall superstar Beenie Man, country music star Ty Herndon, and many others.

Our Industry

The recorded music industry and the traditional record label format have undergone a complete transformation since the advent of digital music in the late 1990's. Major record labels, such as Universal Music Group, Sony Music Entertainment and Warner Music Group, which traditionally comprised the entire market, are losing market share to smaller, independent labels with low overheads, such as Pyramid Records. In 1998, the International Federation of the Phonographic Industry (the "IFPI") reported that major labels accounted for 90% of the market, whereas in 2006 they only accounted for 73%, with independent labels accounting for the remaining market share.

While the advent of digital music contributed to a contraction of the recorded music industry along with a significant decline in sales of physical units, recent statistics have suggested that the general industry decline experienced over the last decade has stabilized and has shown signs of improvement. The Recording Industry Association of America (the "RIAA"), a trade organization that supports and promotes the creative and financial vitality of the major music companies, reported that 1.726 billion units were sold in 2010 with a total value of $6.85 billion. In addition, digital sales represented 47% of all music sales, a 15% increase from 2009. According to Soundscan, the official method of tracking sales of music and music video products through the United States and Canada, total album sales increased for the first time since 2004 with overall U.S. album sales rising 1.4% to 330.6 million units from 326.2 million units in 2010.

Recent statistics also show that the music industry's live component is becoming increasingly profitable. According to the Pollstar 2011 Mid-Year Business Analysis, an industry leading concert trade magazine, concert ticket sales increased substantially from 2010. The top 100 North American concert tours grossed $1.12 billion, a 16.2% increase from 2010, with the number of tickets sold increasing as well.

Our Label

Pyramid Records is a full-service record label servicing legendary artists with an established presence in a particular genre and a core audience. We continue to identify potential artists to sign to our label under this traditional record label format and believe, with our individualized marketing approach and superior distribution agreement with INgrooves Fontana, we are well positioned to market and sell the recorded music of these artists, in both physical or digital formats, profitability.

We pride ourselves on the personal attention, guidance and focus we are able to provide each of our artists as an independent label. Artists signed to our label are paid reasonable acquisition fees, which gives us ownership rights to all master recordings produced by such artist during the applicable contract term. The artist in turn receives royalties from income derived from the exploitation of his or her master recordings, after we have recouped our acquisition and related fees. We work to maximize the value of each of our artists by setting strategic release dates for recorded material, choosing singles that we believe will receive the most radio play and coordinating promotion of an album with our distributor, INgrooves Fontana.

We executed our current Manufacturing and Distribution Agreement with Fontana Distribution L.L.C., now INgrooves Fontana, in 2005 (the "Distribution Agreement"). The first of two option periods under the terms of the Distribution Agreement was exercised on March 5, 2010, and is expected to run through 2013. We believe, based on Mr. Jacobi's close relationship with INgrooves Fontana, that the second option will also be exercised, continuing our relationship with INgrooves Fontana through 2014. Under the terms of the Distribution Agreement, INgrooves Fontana holds the exclusive right to manufacture and distribute master recordings owned by us in the United States and Canada in either physical or digital formats. As is customary in the recording industry, we are also responsible for all manufacturing costs, which are advanced to us by INGrooves Fontana, publishing royalties, and the payment of a distribution fee to INgrooves Fontana. We believe our Distribution Agreement with INgrooves Fontana is superior to the standard distribution agreement offered to independent labels because of the low distribution fee, which was achieved as result of Mr. Jacobi's close relationship with INgrooves Fontana.

Our successful releases have included albums from Asia, Edgar Winter, The Stray Cats, Jon Secada, The Band, Earth, Wind & Fire, Joe Walsh and Ty Herndon. We expect that as we continue to build and grow our business by implementing our growth strategy that our recent successes will continue.

Our Strategy

In 2013, we are expanding and transitioning our business to focus on additional revenue streams in addition to our more traditional sales of master recordings in physical and digital formats, and signing legendary R&B artists from the 1960s and 1970s who continue to record and tour.

In recent years, record labels, in order to regain some of the profitability lost due to the decline in sales of physical units, have shifted some of their resources to focus on alternative revenue streams, including touring, merchandising and television. We plan to use this approach with the legendary R&B artists we sign by having them participate in a multi-city, multi-artist, label tour packaged specifically for mid-sized venues, from which we will earn revenues through ticketing and tour merchandising. Further, we plan to create a reality television show that provides a behind the scenes look at the artists' experiences recording, touring and interacting with the staff at the label office from which we will also earn revenues. We believe this approach will not only be highly successful in marketing our artists and their recordings, but will also prove profitable for both our artists and for ourselves. Based on our knowledge, we will be the first independent label to specialize in releasing new music by legendary R&B artists and to place these artists on tour together.

In addition to these alternative revenue streams, we will release a more traditional deluxe packaged compact disc for each of our legendary R&B artists, with one disc containing their newly recorded album, and the second disc containing a live greatest hits album. We believe the sale of these deluxe packaged physical units will be successful based on industry research from Universal Music Group which has shown that deluxe packages outsell standard releases by a factor of 10:1 in the first week, and that the buying demographic of legendary R&B artists is approximately 70% physical!

Competition

Our recorded products will be marketed and sold to a segment of the market that is highly competitive. The principal competitive factors affecting the market for our products include product quality, packaging, brand recognition, brand and artist acceptance, price and distribution capabilities. We also compete with a variety of domestic and international producers and distributors, many of whom have substantially greater financial, production, distribution and marketing resources and have achieved a higher level of brand recognition than ours. In the event we become successful in our marketing, promotion and distribution of products bearing our name, it is likely we will experience additional competition in the industry from major labels, each of which is capable of marketing products designed to compete directly in the R&B segments. We compete with other music producers and distributors not only for market share, brand acceptance and loyalty, but also for display space in retail establishments and, more importantly, for marketing focus by our distributors and retailers, all of which distribute and sell other manufacturers products. We believe we can maintain our competitiveness in this industry by:

- leveraging the industry knowledge and resources of our President and founder, Allen Jacobi;
- offering individualized marketing plans and attention to legendary artists;
- maintaining low-overhead costs; and
- maximizing our advantageous Distribution Agreement.

Intellectual Property

To date, we have produced or acquired the following master recordings to date described below in the table. We own the copyright and the worldwide distribution rights in perpetuity for each of the master recordings set forth below.

Artist	Album Title
Stray Cats	Choo Choo Hot Fish
Asia	Aqua
The Band	Jericho
Dave Edmunds	Plugged In
The Band	High On The Hog
Edgar Winter	Winter Blues
The Band	The Best of The Band Volume II

Artist	Track Title
Joe Walsh & Lita Ford	A Future To This Life
Joe Walsh	Guilty of The Crime

Joe Walsh	Fire and Brimstone

We plan to acquire additional master recordings as we continue to sign additional recording artists in accordance with our business strategy.

Property

We lease our principal executive offices in Miami, Fl, which lease is set to expire on September 30, 2013. We plan to renew this lease upon expiration and do not foresee any difficulties with doing so. Aside from the intellectual property referred to above, we have no other significant assets or property.

Employees

As we implement our growth strategy, we plan on hiring up to seven full-time employees in 2013, and to contract an additional four consultants. Currently, the only employees of our company are our two executive officers referenced below.

Research and Development and Environmental Regulation

We have not incurred any material research and development costs, as defined under generally accepted accounting principles, to date, nor is our business subject to any material environmental regulations at the Federal, State or local level.

MANAGEMENT

The following table sets forth the names of our directors, executive officers and their ages, position and biographical information as of the date of this Offering Circular. Our executive officers are appointed by, and serve at the discretion of, our Board of Directors. Each executive officer is a full-time employee. Our directors hold office for one-year terms or until their successors have been elected or qualified. There are no family relationships between any of directors or executive officers or any other of our directors or executive officers. There are no arrangements or understandings between any of our directors or executive officers or any other persons pursuant to which such director or executive officer was selected in that capacity.

Name	Position(s)	Age
Allen Jacobi	President and Director	65
Josh Danoff	Senior Vice President, Director and Secretary	49
Dan Barnett	Vice President, Live Division and Director	54
Benny Doro	Treasurer and Director	55
Robert Bubeck	Director	55

Allen Jacobi, President and Director

Mr. Jacobi is our founder, and has been our President and a member of our Board of Directors since our inception. He is a veteran entertainment attorney, and has represented internationally acclaimed artists such as the Eric Clapton Band, Trick Daddy, Inner Circle, The Miami Sound Machine, Marilyn Manson Band, and Two Live Crew. Mr. Jacobi co-founded Radio Records, distributed by Atlantic Records, which produced the number one Billboard hit single 'Stars on 45.' In 1990, Mr. Jacobi was offered his own record label and he formed Pyramid Media, now Pyramid Entertainment, d/b/a Pyramid Records. Pyramid Records released records form international superstars including Joe Walsh, Asia, Earth Wind & Fire, Robert Palmer, Stray Cats, The Doobie Brothers and Public Enemy. In 2004, Mr. Jacobi co-founded The Tube Musfic Network, a musical channel which featured heritage rock artists, and was subsequently bought out. Mr. Jacobi has a deep understanding of the record business, including marketing, promotion A&R and sales, and is integral to our operations, long-term strategy and future growth.

Josh Danoff, Senior Vice President, Director and Secretary

Mr. Danoff has been our Senior Vice President and General Manager since 2005, and was appointed as our Secretary and to our Board of Directors on December 12, 2012. He has over 17 years of experience in the creation, delivery, and manufacturing of CD and DVD projects through WEA, EMI, BMG, ADA, UMGD and Fontana Distribution. Mr. Danoff has supervised production and manufacturing of physical units for artists such as The Band, Cheap Trick, The Doobie Brothers, Earth, Wind & Fire, Ty Herndon, Robert Palmer, Public Enemy, Stephen Stills and Edgar Winter. Mr. Danoff has interfaced with Fontana Distribution since its first year of operation and works directly with manufacturing vendors, acclaimed graphic artists, mastering studios, pre-press and artist management, as well as the department heads of advertising, finance, marketing, operations, promotions and public relations. Prior to joining Pyramid Records Mr. Danoff served as Production Manager for Birdman Records near Philadelphia, PA. Mr. Danoff graduated from Florida International University and is a former professional musician.

Dan Barnett, Vice President, Live Division and Director

Mr. Barnett will be the Vice President of our Live Division and was appointed as a member of our Board of Directors on December 12, 2012. He has over 30 years of experience booking and producing entertainment events. In 1984, Mr. Barnett joined Cellar Door Concerts, a leading concert promotion company in the United States, ultimately becoming its President. There he developed a special events division focusing on corporate entertainment which proved to be highly successful. In 1999, SFX Entertainment, a leading global promoter of live entertainment, acquired Cellar Door and Mr. Barnett was appointed to Vice President of Business Development where he closed a deal with the National Football League to produce Super Bowl XXVI's half-time show featuring Gloria Estefan. The halftime show was titled "Winter Magic" and featured a celebration to the winter season and the Winter Olympics. In addition to dancers and performers, former Olympic champions Brian Boitano and Dorothy Hamill skated on sheets of Teflon that were embedded on the tops of large platforms that were placed on the field for the show. Singer Gloria Estefan performed during the show's finale. To counter with the halftime show, Fox decided to broadcast a special live episode of In Living Colour. As a result of that ratings success, Michael Jackson would be tapped to perform at halftime during Super Bowl XXVII and more big-name talent would follow (U2, Paul McCartney, The Rolling Stones and Bruce Springsteen performed in subsequent years).

In 1993, Mr. Barnett launched Wizard Entertainment, a full service entertainment production company, with clients such as Journey, The Moody Blues and Heart. Mr. Barnett has booked and produced over 2,500 concerts and special events and his experience and expertise in this area are invaluable to our business.

Benny Doro, Treasurer and Director

Benny Doro is a successful New York based businessman with over twenty years of experience in venture capital, early stage financing, entertainment media management and financial payment software development. In 2002, Mr. Doro became a partner in Marketview Financial Group, Inc. a private investment banking firm based on Wall Street. Mr. Doro has been instrumental in developing a number of projects from fruition to funding to taking them public. Mr. Doro is also a co-founder and Vice-President at Universal Vision Group, a leading provider of e-commerce software providing international multi-currency pre-paid cards to both corporate users and consumers

Mr. Doro serves on the Board of Directors at Pyramid Entertainment, Inc. In 1995, Mr. Doro founded NextLevel Productions Inc., a multi-media advertising and marketing company. As CEO of the company, he managed multiple clients including negotiating content deals with artists such as Madonna, Van Halen, U2, KISS, Britney Spears, Jessica Simpson, and Sony Fan faire. In 2001, NextLevel merged with Wiremix Media Inc., and became the largest digital advertising company in the online gambling industry with over 65 clients. In 2002, Mr. Doro negotiated the sale of NextLevel to a publicly traded company. From 1985 to 2000, Mr. Doro performed in and managed a Rock and Roll band under the tutelage of Paul Stanley from KISS, which saw him performing in venues world-wide, while providing him with priceless insight into the entertainment and music industries.

Robert Bubeck, Director

Mr. Bubeck was appointed to our Board of Directors on December 12, 2012. He is the President of WJLL, Inc., a consulting practice formed in 1988 that helps launch, develop and operate cable networks, television programs and other media ventures. Mr. Bubeck's clients include Comcast, Turner Media Group, Apex Media, Channel Labs, Affiliated Media Group, The Country Network and Verizon FIOS. Additionally, he founded Cross Media Works, a multi-platform sales agent in the media industry, where he led $150 million worth of acquisitions including of Apex Media Sales, TelAmerica Media, Affiliated Media and WizeBusy. Mr. Bubeck's expertise in sales and media ventures is a valuable asset to our Board of Directors.

Involvement in certain legal proceedings

On July 7, 2010, our President and one of our directors, Allen Jacobi, filed for personal bankruptcy under Chapter 13 of the United States Bankruptcy Codes in the United States Bankruptcy Court in the Southern District of Florida. Mr. Jacobi is currently subject to a repayment plan and has not yet been discharged from bankruptcy.

Other than as disclosed above, during the past five years, none of our directors or executive officers has been the subject of any bankruptcy petition filed by or against him personally, or any business of which he was a general partner or executive officer either at the time of bankruptcy or within two years prior to that time.

COMPENSATION OF DIRECTORS AND OFFICERS

The following table sets forth the aggregate annual compensation paid to our two executive officers for the year ended December 31, 2012. We paid no other compensation for the year ended December 31, 2012.

Name of individual or identity of group	Capacities in compensation was received	Aggregate compensation
Executive Officers (2)	Compensation was paid to both executive officers for their services as such	$72,700

On May 6, 2013, we issued an aggregate of 2,370,000 shares of our common stock to our current executive officers, directors, certain employees and a consultant. The issuances were made to serve as compensation. Our Board of Directors, in conjunction with our founder and President, determined the amount of the issuances based upon contributions to our business.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following sets forth information as of May 6, 2013, regarding the number of shares of our Common Stock owned by (i) each of our executive officers, (ii) each of our directors and (ii) all of our named executive officers and directors as a group. No other individuals own more than 10% of our outstanding Common Stock.

Name	Address	Number of Shares	Percent of class
	Directors and Named Executive Officers		
Allen Jacobi, President and Director	1800 NE 114 Street, #707 Miami, FL 33181	2,500,000	50%
Josh Danoff, Senior Vice President, Director and Secretary	15691 NW 12 Place Pembroke Pines, FL 33028	800,000	16%
Dan Barnett, Vice President, Live Division and Director	1720 NE 23 Avenue Fort Lauderdale, FL 33305	250,000	5%
Benny Doro, Treasurer and Director	26 Avenue at Port Imperial #446 West New York, NJ 07093	500,000	10%

Robert Bubeck, Director	18731 River Ridge Road Tepuesta, FL 33469	290,000	5.8%
All officers and directors as a group (5 persons)			82.75%

All of the aforementioned individuals have sole voting and dispositive power over the shares owned by them. None of our executive officer or directors will be offering any of their shares of Common Stock through this Regulation A offering.

We do not currently have any outstanding options, warrants, or rights to purchase shares of our Common Stock.

CERTAIN RELATED PARTY TRANSACTIONS

From time to time since the inception of Media, Media has shared certain administrative costs with the Law Offices of Allen Jacobi, owned by our President and one of our directors, Allen Jacobi. At December 31, 2012, The Law of Offices of Allen Jacobi owed Media a total of $94,188.

On December 31, 2012, Allen Jacobi contributed his master record catalogue, detailed under Intellectual Property on page 19, to Media. The master record catalogue was valued at $1,400,000 at the time of the contribution. As a result, the receivable due from The Law Office of Allen Jacobi for $94,188 was deemed paid in full. The remaining $1,305,812 was credited to Media's paid in capital.

On May 6, 2013, Allen Jacobi, our President and one of our directors, caused Pyramid Media, Inc., a Florida corporation, transferred 500 shares of Pyramid Media's common stock to us, representing all of the issued and outstanding shares of Pyramid Media, Inc., thereby making Pyramid Media, Inc., our wholly-owned subsidiary. Mr. Jacobi received 2,500,000 shares of our Common Stock in return.

On May 6, 2013, our Board of Directors issued an aggregate of 2,370,000 shares of our Common Stock to our current executive officers, directors, certain of our employees and a consultant in the amounts set forth above under "Security Ownership of Management and Certain Security Holders." The issuances were made to serve as compensation. Our Board of Directors, in conjunction with our founder and President, determined the amount of the issuances based upon prior and expected contributions to our business.

Other than as described above, there were no transactions during the previous two years, that would be required to be reported.

PYRAMID ENTERTAINMENT, INC. & AFFILIATE
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
YEARS ENDED DECEMBER 31, 2012 AND 2011 (UNAUDITED)

PYRAMID ENTERTAINMENT, INC. & AFFILIATE

BALANCE SHEETS
DECEMBER 31, 2012 AND 2011

ASSETS

	UNAUDITED 2012	UNAUDITED 2011
CURRENT ASSETS:		
Cash and cash equivalents	$ 16,948	$ 82
Subscription receivable	500	500
Total current assets	17,448	582
INTANGIBLE ASSETS	1,400,000	116,436
TOTAL ASSETS	$ 1,417,448	$ 117,018

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Deferred revenue	$ 23,504	$ 108,111
Total current liabilities	23,504	108,111
STOCKHOLDER'S EQUITY:		
Capital stock, $ 1.00 par value;		
500 shares authorized, 500 shares issued and outstanding	500	500
Additional paid in capital	1,310,612	-
Retained earnings	82,832	8,407
Total stockholder's equity	1,393,944	8,907
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,417,448	$ 117,018

PYRAMID ENTERTAINMENT, INC. & AFFILIATE

STATEMENTS OF INCOME AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2012 AND 2011

	UNAUDITED 2012	UNAUDITED 2011
REVENUE	$ 255,375	$ 172,255
COST OF REVENUE	52,003	47,014
GROSS PROFIT	203,372	125,241
OPERATING EXPENSES	127,658	101,895
INCOME FROM OPERATIONS	75,714	23,346
OTHER INCOME	-	5,441
NET INCOME	75,714	28,787
RETAINED EARNINGS, BEGINNING OF YEAR	8,407	25
STOCKHOLDER DISTRIBUTIONS	1,289	20,405
RETAINED EARNINGS, END OF YEAR	$ 82,832	$ 8,407

PYRAMID ENTERTAINMENT, INC. & AFFILIATE

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2012 AND 2011

	UNAUDITED 2012	UNAUDITED 2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 75,714	$ 28,787
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
(Decrease) increase in deferred revenue	(84,607)	108,111
Net cash (used for) provided by operating activities	(8,893)	136,898
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds/(Payments) from related party	22,248	(116,436)
Net cash provided by (used for) investing activities	22,248	(116,436)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to stockholder	(1,289)	(20,405)
Increase in additional paid in capital	4,800	-
Net cash provided by (used for) financing activities	3,511	(20,405)
NET INCREASE IN CASH	16,866	57
CASH AT BEGINNING OF YEAR	82	25
CASH AT END OF YEAR	$ 16,948	$ 82

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

On December 31, 2012, the sole owner contributed his master record catalogue, which was valued at $1,400,000 at the time of the contribution. This transaction resulted in the reduction of a receivable due from The Law Office of Allen Jacobi in the amount of $94,188 and an increase in additional paid in capital in the amount of $1,305,812.

PYRAMID ENTERTAINMENT, INC. & AFFILIATE
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012 AND 2011 (UNAUDITED)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Combination - Pyramid Entertainment, Inc. ("the Company") and Pyramid Media, Inc. ("the Affiliate") are presented as combined financial statements because they are related through common ownership and control. The Company was incorporated on November 21, 2012 in the State of Nevada and the Affiliate was incorporated on June 29, 2007 in the State of Florida. They are collectively referred to herein as the "Reporting Entities". Circumstances evolve where combined financial statements of commonly controlled entities are likely to be more meaningful than their separate financial statements. In accordance with accounting principles generally accepted in the United States of America, combined financial statements are useful if individuals own a controlling financial interest in several entities that are related in their operations. Management believes that including the combined effects of the reporting entities is the most useful presentation for the financial statement user. All significant inter-entity balances and transactions have been eliminated in the combination.

Nature of Business and Reporting Entities - The reporting entities engage in the acquisition, distribution, marketing and sale of music and music related products in physical and digital formats through their record label, Pyramid Records. Their operations primarily serve a customer base of legendary R&B artists who continue to record and tour but are not currently under contract. The reporting entities will offer these artists premier national distribution resources with their main supplier & distributor and a comprehensive marketing strategy including: deluxe packaging of physical compact discs to supplement traditional physical and digital sales, a multi-city live label tour consisting of the legendary R&B artists they sign and a reality television show based on the artist's recording and touring.

Basis of Accounting - The reporting entities' accompanying financial statements have been prepared in accordance with generally accepted accounting principles on the accrual basis of accounting. The accrual basis of accounting recognizes revenues in the accounting period in which revenues are earned regardless of when cash is received, and recognizes expenses in the accounting period in which expenses are incurred, regardless of when cash is disbursed.

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand and short-term investments with original maturities of three months or less. As of December 31, 2012 and 2011, cash and cash equivalents consisted only of cash deposited in the bank.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk - Demand deposit accounts with federally insured banks are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2012 and 2011, the reporting entities' cash balance did not exceed the federally insured limit.

Income Taxes – The Company is a C corporation, which had no activity as of December 31, 2012. The Affiliate has elected, under the Internal Revenue Code, to be taxed as an S corporation. In lieu of corporate income taxes, the sole stockholder is taxed on the reporting entities' taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements for the reporting entities.

Revenue Recognition - Revenue primarily consists of royalty income derived from the reporting entities' ownership rights to all master recordings produced by artists signed by their label, during the applicable contract term. The artist in turn receives royalties from the income resulting from the exploitation of his or her master recordings, after the reporting entities recoup their acquisition costs and related fees.

Deferred Revenue - Deferred revenue consists of royalty income, received by INgrooves Fontana that is remittable to the Company. *FASB Codification 928-340-25-3* states that the portion of the record master cost recoverable from the artist's royalties shall be accounted for as an advance royalty.

NOTE 2 - INTANGIBLE ASSETS

The sole owner of the Affiliate contributed intellectual property on December 31, 2012 that consisted of a master record catalogue comprised of seven full albums and three title tracks. The Affiliate owns the full copyrights and worldwide distribution rights in perpetuity for each of the master recordings.

The master record catalogue was valued at $1,400,000, as of 12/31/2012, by the Law Offices of Michael R. Shapiro based out of Los Angeles, California.

The reporting entities' intangible assets consist of the following at 12/31/2012:

Record catalogue	$ 1,400,000

The copyrights will be amortized on a straight-line basis over fifteen years beginning in 2013.

Future amortization expense during the next five years ending December 31 is as follows:

2013	$ 93,334
2014	93,334
2015	93,334
2016	93,334
2017 and thereafter	1,026,664
Total	$ 1,400,000

NOTE 3 - RELATED PARTY TRANSACTIONS

In the normal course of business, the reporting entities share certain administrative cost transactions with The Law Office of Allen Jacobi, which is affiliated to the related parties by common ownership.

NOTE 4 - MAJOR SUPPLIER & DISTRIBUTOR

The Affiliate has an exclusive agreement with INgrooves Fontana, which is their sole supplier for the manufacturing, packaging and digital distribution of their recorded music products in the United States and Canada. As such, their continued ability to meet the manufacturing and packaging of physical and digital distribution requirements in these territories largely depend upon the continuing relationship with INgrooves Fontana, in accordance with their recording and manufacturing agreements. If for any reason, INgrooves Fontana is unable to perform the reporting entities' respective obligations under the agreement, they may have difficulty satisfying their commitments to their wholesale and retail customers in the short term until they more fully transition to an alternate provider, which could have an adverse impact on revenues.

NOTE 5 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through May 6, 2013, the date on which the combined financial statements were available to be issued.

On April 19, 2013, the Company amended its Articles of incorporation to authorize 50,000,000 shares of common stock, with a par value of $.001 per share.

On May 6, 2013, the sole owner of the Affiliate deemed it advisable and in the best interests of the Affiliate to transfer 500 shares of the Affiliate's common stock, par value $1.00 per share, currently held by Mr. Jacobi and representing all of the issued and outstanding shares of the Affiliate, to the Company in order to create a parent-subsidiary relationship between the reporting entities (the "Reorganization"), so as to help facilitate a proposed Regulation A offering. In consideration of the Reorganization of the reporting entities, Mr. Jacobi will receive 2,500,000 shares of the Company's common stock, par value $.001, of the 5,000,000 outstanding shares of the Company.

On May 6, 2013, the Board of Directors, came to an agreement that the Company be authorized to issue an aggregate of 2,370,000 of Common Stock, to specific individuals, in recognition of services rendered to the Company as employees, directors and consultants. The Company also issued an aggregate of 130,000 shares of Common Stock, to specific individuals, in recognition for their investment made in the Company.

SUPPLEMENTARY INFORMATION

PYRAMID ENTERTAINMENT, INC. & AFFILIATE

SCHEDULES OF OPERATING EXPENSES
YEARS ENDED DECEMBER 31, 2012 AND 2011

	UNAUDITED 2012	UNAUDITED 2011
Administrative fees	$ 36,671	$ 33,277
Bank charges	82	80
Consulting fees	82,700	66,200
Copyright filing fees	385	-
Dues and subscriptions	159	-
Legal fees	5,000	-
Meals and entertainment	145	80
Office expense	801	1,403
Professional fees	300	420
Royalty expense	836	285
Taxes and licenses	474	150
Tolls and parking	105	-
	$ 127,658	$ 101,895

EXHIBIT INDEX

Exhibit No.	Description
2.1	Articles of Incorporation, as amended, of Pyramid Entertainment, Inc.
4.1	Form of Subscription Agreement
6.1	Record Manufacturing and Distribution Agreement with Fontana Distribution L.L.C., as extended
10.1	Consent of Newman & Morrison LLP
11.1	Opinion of Newman & Morrison LLP (Included in Exhibit 10.1)

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Miami, State of Florida, on May 6, 2013.

PYRAMID ENTERTAINMENT, INC.
(Issuer)

Date: May 6, 2013

By: ______________________
Allen Jacobi
President

The offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Allen Jacobi	Director	May 6, 2013
Josh Danoff	Director	May 6, 2013
Dan Barnett	Director	May 6, 2013
Benny Dero	Director	May 6, 2013
Robert Bubeck	Director	May 6, 2013

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duty authorized in the City of Miami, State of Florida, on May 6, 2013.

PYRAMID ENTERTAINMENT, INC.
(Issuer)

Date: May 6, 2013

By: ______________________
Allen Jacobi
President

The offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
______________________ Allen Jacobi	Director	May 6, 2013
______________________ Josh Danoff	Director	May 6, 2013
______________________ Dan Barnett	Director	May 6, 2013
______________________ ~~Benny Doro~~	Director	May 6, 2013
______________________ Robert Bubeck	Director	May 6, 2013

EXHIBIT 2.1


040101



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 4
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Incorporation
(PURSUANT TO NRS CHAPTER 78)

Filed in the office of	Document Number 20120786445-89
Ross Miller Secretary of State State of Nevada	Filing Date and Time 11/21/2012 10:49 AM
	Entity Number E0602202012-0

(This document was filed electronically.)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation: PYRAMID ENTERTAINMENT INC.

2. Registered Agent for Service of Process: (check only one box)

[X] Commercial Registered Agent: INCORP SERVICES, INC.
Name

[ ] Noncommercial Registered Agent (name and address below) OR [ ] Office or Position with Entity (name and address below)

Name of Noncommercial Registered Agent OR Name of Title of Office or Other Position with Entity

Street Address ______ City ______ Nevada Zip Code ______

Mailing Address (if different from street address) ______ City ______ Nevada Zip Code ______

3. Authorized Stock: (number of shares corporation is authorized to issue)

Number of shares *with par value:* ______ Par value per share: $ ______ Number of shares *without par value:* 75000

4. Names and Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)

1) ALLEN JACOBI
Name
2360 CORPORATE CIRCLE - SUITE 400 | HENDERSON | NV | 89074-7722
Street Address | City | State | Zip Code

2) JOSH DANOFF
Name
2360 CORPORATE CIRCLE - SUITE 400 | HENDERSON | NV | 89074-7722
Street Address | City | State | Zip Code

5. Purpose: (optional; see instructions)

The purpose of the corporation shall be:
MEDIA AND ENTERTAINMENT

6. Name, Address and Signature of Incorporator: (attach additional page if more than one incorporator)

INCORP SERVICES, INC. | X INCORP SERVICES, INC.
Name | Incorporator Signature
2360 CORPORATE CIRCLE - SUITE 400 | HENDERSON | NV | 89074-7722
Address | City | State | Zip Code

7. Certificate of Acceptance of Appointment of Registered Agent:

I hereby accept appointment as Registered Agent for the above named Entity.

X INCORP SERVICES, INC. | 11/21/2012
Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity | Date

This form must be accompanied by appropriate fees.


090101



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Certificate of Amendment

(PURSUANT TO NRS 78.380)

Filed in the office of	Document Number 20130259757-01
Ross Miller Secretary of State State of Nevada	Filing Date and Time 04/19/2013 8:00 AM
	Entity Number E0602202012-0

USE BLACK INK ONLY - DO NOT HIGHLIGHT **ABOVE SPACE IS FOR OFFICE USE ONLY**

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporation (Pursuant to NRS 78.380 - Before Issuance of Stock)

1. Name of corporation:

Pyramid Entertainment Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

3. Authorized Stock should read as follows:

Number of shares with par value: 50,000,000

Par value per share: $.001

Number of shares without par value: 0

3. The undersigned declare that they constitute **at least two-thirds** of the following:

(check only one box) ☐ incorporators ☒ board of directors

4. Effective date and time of filing: (optional) Date: Time:

(must not be later than 90 days after the certificate is filed)

5. The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued.

6. Signatures: (If more than two signatures, attach an 8 1/2" x 11" plain sheet with the additional signatures.)

X ____________________
Authorized Signature

X ____________________
Authorized Signature

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

EXHIBIT 4.1

PYRAMID ENTERTAINMENT, INC.

Subscription Agreement

1. Investment:

(a) The undersigned subscribes for _______________ shares of Common Stock of Pyramid Media, Inc., at $1.00 per share.

(b) Total subscription price ($1.00 times number of shares): $_______________.

2. Investor Information:

____

Name | Social Security Number

____

Name | Social Security Number

Mailing Address:

____

Street

____

City | State | Zip Code

3. Type of Ownership:

(a) [ ] Individual
(b) [ ] Tenants in Common
(c) [ ] Community Property
(d) [ ] Partnership
(e) [ ] Trust
(f) [ ] Joint Tenants with rights of Survivorship
(g) [ ] Custodian for
(h) [ ] Uniform Gifts to Minors Act of the State
(i) [ ] Corporation
(j) [ ] Other (explain)

4. Receipt of Disclosure Document:

By executing this subscription agreement the undersigned acknowledges receipt of a current Offering Circular, in which the terms and conditions of the offering of Common Stock and the risks associated therewith are described.

5. Termination of the Offering:

The undersigned understands that the Company may terminate the offering at any time and for any reason. If the offering is so terminated, and the Company is holding subscriptions that have not been accepted by an authorized representative of the Company, together with the unaccepted subscription agreements, then in that event the subscriptions so held shall be returned without any interest earned thereon.

6. Representation and Warranties:

By executing this subscription agreement, the undersigned represents and warrants to the Company that:

(a) Subscriber is buying the Common Stock for Subscriber's own account or is buying for the account or benefit of a member or members of Subscriber's immediate family or in a fiduciary capacity for the account of another person or entity and is not purchasing as an agent for another. Furthermore, if Subscriber is purchasing for the account of another person or entity, Subscriber has full authority to execute this Subscription Agreement in such capacity and on behalf of such person or entity.

(b) Subscriber is 18 years of age or over

7. Acceptance of Subscription:

The undersigned hereby confirms Subscriber's understanding that the Company has the full right to accept or reject this subscription, providing that the Company must accept or reject the subscription by _________, 2013. In case of rejection of a subscription, contributions of such persons will promptly be returned to such persons without interest thereon.

PLEASE MAKE A COPY OF YOUR COMPLETED SUBSCRIPTION AGREEMENT

SIGNATURES:

Executed this _________ day of____, 20___ at

____
Address

____
City State Zip

X____ **X____**
Signature (investor or authorized signature) **Signature (investor or authorized signature)**

Accepted for the Company this _________day of ____________________________, 20___.

PYRAMID ENTERTAINMENT, INC.

By: ________________________________
Allen Jacobi, President

EXHIBIT 6.1


UNIVERSAL

March 5, 2010

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Mr. Allen Jacobi
Principal
Pyramid Media Corporation
11077 Biscayne Boulevard
#200
Miami, FL 33161

Dear Allen:

Reference is made to that certain Record Manufacturing and Distribution A between Pyramid Media Corporation ("you") and Fontana Distribution, LLC ("Fontai as of May 1, 2005, as said agreement may have been heretofore amended and/o and which agreement is in full force and effect as of the date hereof (the "Agı Except as otherwise provided herein, all capitalized terms not specifically defined have the same meanings ascribed to them in the Agreement.

The undersigned hereby mutually agree as follows:

In accordance with the provisions of paragraph 1.01(a) of the Agreement, Fontaı elects to exercise its option to enter in to the first Option Period with you. For the a of doubt, the first Option Period shall commence as of the date hereof and shal until the end of the twelfth (12th) month following the end of the billing month dur Fontana fully recovers your outstanding debt in its entirety. Fontana shall attemp you of the effective date in which all outstanding debt has been recovered Fontana's failure to do so shall not constitute a breach of the Agreement.

Kind regards,

FONTANA DISTRIBUTION, LLC

By: ______________________

ACCEPTED AND AGREED:

PYRAMID MEDIA CORPORATION

By: ______________________
An Authorized Signatory

cc: Fontana Distribution LLC
Jason Kawejsza, UMG Business & Legal Affairs
Legal file

As of July 5, 2007

Pyramid Media Corporation
11077 Biscayne Boulevard
200
Miami, Florida 33161

Gentlepersons:

Reference is made to the Record Manufacturing and Distribution Agreement between Pyramid Media Corporation ("you") and Fontana Distribution, LLC ("Fontana"), dated March 1, 2005, as said agreement may have been heretofore amended and/or modified and which agreement is in full force and effect as of the date hereof (the "Agreement"). Except as otherwise provided herein, all capitalized terms not specifically defined herein will have the same meanings ascribed to them in the Agreement.

In consideration of the covenants and conditions set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, you and Fontana hereby amend the Agreement as follows as of the date hereof:

1. The reference to "three (3) years" in the first sentence in subparagraph 1.01(a) of the Agreement is hereby amended to read "four (4) years."

2. The fourth sentence in subparagraph 1.01(a) of the Agreement is hereby deleted in its entirety and replaced with the following:

"The years of the term of this agreement will sometimes be hereinafter referred to as the "First Contract Year," "Second Contract Year," "Third Contract Year," "Fourth Contract Year," "Fifth Contract Year," or "Sixth Contract Year," respectively."

3. Subparagraph 3.01(c) of the Agreement is hereby deleted in its entirety and replaced with the following:

"(c) A reserve against anticipated customer returns and credits of your Records distributed by Fontana during each billing month of the Term. During the first nine (9) months of the term hereof the reserve shall equal twenty-five percent (25%) of the amount invoiced by Fontana to its customers for each billing month thereof (it being understood that such reserves may be increased if the actual returns history of your Records indicates that a higher percentage is justified). Commencing with the tenth (10th) month of the term hereof and with respect to each subsequent nine (9) month period thereafter, the reserve percentage shall be set at the percentage equal to the percentage derived from dividing actual credits and customer returns during the immediately preceding nine (9) month period by the amount invoiced to Fontana's customers during that same nine (9) month period, rounded up to the nearest full percentage point, but in no event, at less than twenty percent (20%). The balance of each such reserve, to the extent not reduced by actual customer returns and/or credits, will be liquidated and paid over to you at the end of the ninth (9th) billing month following the establishment of such reserve; provided, however, with respect to the last nine (9) billing months of the Fourth or the Fifth Contract Years (as applicable, if such Contract Year is to be the last Contract Year) and the Sixth Contract Year, Fontana shall have the right to withhold reserves for each of such last nine (9) billing months (collectively "Final Reserves") in excess of the percentage set forth in the first sentence of this subparagraph 3.01(c) in an amount sufficient in Fontana's reasonable business judgment to cover anticipated returns and credits during such Contract Year and after the Term (it being understood that Final Reserves, then remaining, will be liquidated and paid over to you at the end of the ninth (9th) month after the Term). For the avoidance of doubt, the excess portion of any excess reserves withheld during the Fourth Contract Year, in anticipation of such Contract Year being the last Contract Year hereunder shall be liquidated to your account during the first billing month of the Fifth Contract Year in the event that the Fourth Contract Year does not constitute the last Contract Year of the Term. Similarly, the excess portion of any excess reserves withheld during the Fifth Contract Year, if any, in anticipation of such Contract Year being the last Contract Year hereunder shall be liquidated to your account during the first billing month of the Sixth Contract Year in the event that the Fifth Contract Year does not constitute the last Contract Year of the Term."

4. Paragraph 3.07 of the Agreement is hereby deleted in its entirety and replaced with the following:

"3.07 At the end of each of the First, Second and Third Contract Years during the Term hereof, Fontana will review and analyze the sales through normal retail channels in the United States ("USNRC Net Sales") attained by Fontana of your Records hereunder. As used in this paragraph, "Net Sales" will mean the Records distributed hereunder, less returns and credits and free goods after deduction of reserves against anticipated returns and credits. Fontana will have the right, upon written notice to you within thirty (30) days after the end of each such Contract Year, to terminate the Term of this agreement if Fontana does not attain: USNRC Net Sales for the First Contract Year in the amount of Seven Hundred Fifty Thousand Dollars ($750,000.00); USNRC Net Sales for the Second Contract Year in the amount of One Million Dollars ($1,000,000.00); and USNRC Net Sales for the Third Contract Year in the amount of One Million Dollars ($1,000,000.00). If the Term of this agreement is so terminated, Fontana will have the right to deduct any and all amounts due and owing Fontana from your Net Proceeds and/or from any monies otherwise payable to you. If the foregoing is insufficient to pay your outstanding debts to Fontana, then, without limiting Fontana's other rights, Fontana will have the right to secure payment from you of any and all outstanding debts/obligations in accordance with the procedures set forth herein."

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

5. Except as specifically amended herein, all other terms and conditions of the Agreement shall remain in full force and effect and are hereby ratified and affirmed.

Very truly yours,

FONTANA DISTRIBUTION, LLC

By: JK ______________________

ACCEPTED AND AGREED:

PYRAMID MEDIA CORPORATION

By: ______________________
An Authorized Signatory

RECORD MANUFACTURING AND DISTRIBUTION AGREEMENT

This Distribution Agreement (the "Distribution Agreement") is made as of this 1st day of March, 2005 between Fontana Distribution, L.L.C., with offices at 10 Universal City Plaza, Universal City, California 91608 (hereinafter "Fontana") and Pyramid Media Corporation, a Florida corporation with offices at 11077 Biscayne Blvd. #200 Miami, FL 33161 (hereinafter referred to as "you").

1. **DISTRIBUTION TERM**

1.01. (a) The initial period of this agreement (hereinafter referred to as the "Initial Period") will commence on the date hereof and will continue for a period of three (3) years (the "Term"). Fontana will have two (2) separate options to extend the term of this agreement fo one (1) additional year (each year, an "Option Period") based upon all of the terms applicable to the Initial Period, except as otherwise provided below. Fontana may exercise an option to extend the term of the agreement by giving you notice at any time before the expiration of the contract period then in effect. The years of the term of this agreement will sometimes be hereinafter referred to as the "First Contract Year," "Second Contract Year," "Third Contract Year," "Fourth Contract Year" or "Fifth Contract Year," respectively. Notwithstanding anything to the contrary herein, Fontana will have not less than one (1) year from the date of delivery to Fontana of each Record hereunder to exploit such Record.

(b) During the term of this agreement, as the same may be extended, you shal not sell, transfer or otherwise convey all or substantially all of the Pyramid Media stock owned or controlled by you, directly or indirectly (except by means of a public offering which is registered in accord with the provisions of the Federal Securities Act), or all or substantially all assets of Pyramid Media owned or controlled, directly or indirectly, by you including, without limitation, Master Recordings owned and/or controlled, directly or indirectly, by you, other than in the ordinary course of business, [collectively "Ownership Rights"] to any Person other than Fontana (or Fontana's designee), unless you first: (i) offer Fontana its proposed terms of sale including the proposed selling price, in writing, ("Proposed Terms Of Sale"); and (ii) offers to enter into an agreement with Fontana (or Fontana's designee) on such Proposed Terms Of Sale. If Fontana (or Fontana's designee, as the case may be) does not accept that proposal within sixty (60) days after its receip or reach an agreement as to the material terms and provisions upon which you would sell and Fontana (or Fontana's designee, as the case may be,) would purchase the Ownership Rights (the "Offer Period"), you may then enter into the agreement set forth in the Proposed Terms Of Sale with any third party provided that such third party specifically agrees, in writing, to accept any and all your returns after the termination or expiration of the term of this Agreement and provided tha any such agreement with such third party is consummated within one hundred eighty (180) days after the end of the Offer Period upon the same terms and in the same form set forth in the Proposed Terms Of Sale. If that agreement is not consummated within the said one hundred eighty (180) day period, the right of preemption granted to Fontana in this section 1.01(b) will be revived and no Person or entity other than Fontana (or Fontana's designee, as the case may be) will be granted any Ownership Rights unless you first notify Fontana of any new or revised Proposed Terms Of Sale and offer to enter into an agreement with Fontana (or Fontana's designee, as the case may be) as provided in this section 1.01(b). For the avoidance of doubt, neither Fontana (no its designee, as the case may be) will be required, as a condition of accepting or negotiating any Proposed Terms Of Sale hereunder, to agree to any terms or conditions which cannot be fulfilled by Fontana (or Fontana's designee, as the case may be) as readily as by any other Person o entity or to waive any of Fontana's rights under this or any other existing agreement.

(c) Notwithstanding anything to the contrary contained herein, if any Advances hereunder are unrecouped or any indebtedness owed by you to Fontana remains unpaid as of the date that the Term is terminated or would otherwise expire, the Term wil extend until such Advances are fully recouped or any such indebtedness has been entirely repaid by you.

2. FONTANA'S RIGHTS

2.01. During the term of this agreement, Fontana will have the exclusive right (except as hereinafter provided) in the Territory, as hereinafter defined, to manufacture (or cause the manufacture of) and distribute any and all Records embodying Master Recordings that are owned or controlled, in whole or in part, directly or indirectly by (a) you or Allen Jacobi (the "Principal") and/or (b) any present or future holders of your capital stock or other equity securities; and/or (c) any corporation or other person which directly or indirectly owns or controls, is owned or controlled by or is under common ownership or control with you or the Principal; and/or (d) any corporation or other person directly or indirectly owning or controlling any of the foregoing or having or controlling a financial interest in all or any part of the recording and/or distribution rights of the foregoing. The persons described in clauses (a)-(d) of the immediately preceding sentence (other than you) are sometimes hereinafter referred to as "your Affiliates," and the Records described in the immediately preceding sentence are sometimes hereinafter referred to as "your Records." For the avoidance of doubt, any of your Records not available to Fontana upon the commencement of the Term by reason of such Records having been previously licensed to a third party for distribution in the Territory prior to the commencement of the Term shall become subject to the terms and provisions of this agreement if during the term hereof such third party licenses expire or otherwise terminate and the Records otherwise covered thereunder revert to you, then such Records shall be subject to the terms and provisions of this agreement for the remainder of the Term

2.02. Fontana will have the exclusive right to sell and distribute your Records throughout the Territory in any and all media including, but not limited to, the following:

(a) The right to distribute your Records to wholesale and retail outlets in the Territory for sale through normal distribution channels and to solicit and fulfill orders for such Records.

(b) The right to all other types of commercial exploitation of Records distributed hereunder including, without limitation, record clubs, mail order operations; K-Tel-type licensing, or any other "after market" licensing of the Records distributed hereunder or any individual masters embodied thereon.

(c) The right to distribute your Records directly to consumers by means of any and all media including, without limitation, by means of Electronic Transmissions.

2.03. Notwithstanding anything to the contrary contained herein, Fontana will have the right, without liability to you and without limiting its other rights, to decline to distribute or to discontinue the distribution of any Record hereunder if, in the opinion of Fontana's legal counsel such distribution might violate a statute, law or regulation, or violate any rights of any persons or entities, or, if Fontana reasonably believes that its distribution of any of your Records hereunder would constitute a breach by you of any of your agreements, warranties or representations contained herein.

2.04. Fontana and you will have the exclusive right throughout the Territory to exploit so called audiovisual devices embodying the performances contained on your Records distributed hereunder.

2.05. Fontana and you will have the exclusive right to publicize, advertise and exploit Records and to cause or permit others to do so.

2.06. Fontana and you will have the right to perform Records hereunder publicly and to permit the public performances thereof in any medium and by any means whatsoever, whether now or hereafter known.

2.07. Fontana and you will have the exclusive right to use and publish and to permit others to use and publish your, each artist's and each producer's likeness, name, voice, sound effects and biographical material, or any reproduction or simulation thereof, in connection with Fontana's sale, advertisement, distribution and exploitation of Records hereunder or to refrain therefrom.

2.08. You will concurrently herewith execute and deliver to Fontana a trademark license agreement in the form set forth as Exhibit "B" attached hereto and by this reference incorporated herein (the "Trademark License Agreement"). Pursuant to the terms and conditions of the Trademark License Agreement, Fontana will have the exclusive right to use your applicable trademark(s), service mark(s) or logo(s) during the full Term hereunder (and after such term to the extent Fontana has the right to continue to distribute Records hereunder as provided below) at no additional cost to Fontana. Your submission of any material which includes your trademark(s), service mark(s) and/or logo(s) will be deemed to be instructions to Fontana for Fontana to use such trademark(s), service mark(s) and/or logo(s), as submitted.

3. **PAYMENTS/ACCOUNTINGS**

3.01. With respect to your Records distributed hereunder, no later than sixty (60) days after the end of the calendar month during which Fontana's normal billing month ends, Fontana will send you a statement covering the Net Proceeds (as hereinafter defined) earned by you during the billing month concerned, and will remit to you the Net Proceeds payable to you for such billing month. "Net Proceeds" are calculated by deducting the following from Gross Billings:

(a) Fontana's distribution fee, (the "Distribution Fee"):

(i) On Net Billings in the United States: A Distribution Fee, of twenty-one percent (21%) of the Net Billings invoiced for your Records hereunder in connection with sales thereof in the United States during the Term, being net of reserves, and such Distribution Fee is inclusive of a charge for overhead, freight, bad debts, and cash discounts.

(ii) On Net Billings in Canada: A Distribution Fee, of twenty-six percent (26%) of the Net Billings invoiced for your Records invoiced hereunder in connection with sales thereof in Canada during the Term, being net of reserves, which Distribution Fee is inclusive of a charge for overhead, freight, bad debts, and cash discounts.

(b) Credits to customers for actual returns made during each billing month Returns will first be applied against the most recent sales and then against the most recent reserves. If the amount of actual returns and/or credits exceed the amount of reserves held by Fontana (as set forth below) then, without limiting its other rights, Fontana will deduct the unrecovered portion from your Net Proceeds hereunder. If your Net Proceeds are insufficient to pay the unrecovered amount, such amount will be paid by you within ten (10) days following Fontana's written demand therefor.

(c) A reserve against anticipated customer returns and credits of your Record distributed by Fontana during each billing month of the Term. During the first nine (9) months of th term hereof the reserve shall equal twenty-five percent (25%) of the amount invoiced by Fontana t its customers for each billing month thereof (it being understood that such reserves may b increased if the actual returns history of your Records indicates that a higher percentage i justified). Commencing with the tenth (10th) month of the term hereof and with respect to eac subsequent nine (9) month period thereafter, the reserve percentage shall be set at the percentag equal to the percentage derived from dividing actual credits and customer returns during th immediately preceding nine (9) month period by the amount invoiced to Fontana's customer during that same nine (9) month period, rounded up to the nearest full percentage point, but in n event, at less than twenty percent (20%). The balance of each such reserve, to the extent nc reduced by actual customer returns and/or credits, will be liquidated and paid over to you at th end of the ninth (9th) billing month following the establishment of such reserve; provided, howevei with respect to the last nine (9) billing months of the Third or the Fourth Contract Years (a applicable, if such Contract Year is to be the last Contract Year) and the Fifth Contract Yeai Fontana shall have the right to withhold reserves for each of such last nine (9) billing month (collectively "Final Reserves") in excess of the percentage set forth in the first sentence of thi subparagraph 3.01(c) in an amount sufficient in Fontana's reasonable business judgment t cover anticipated returns and credits during such Contract Year and after the Term (it bein understood that Final Reserves, then remaining, will be liquidated and paid over to you at th end of the ninth (9th) month after the Term). For the avoidance of doubt, the excess portion c any excess reserves withheld during the Third Contract Year, in anticipation of such Contrac Year being the last Contract Year hereunder shall be liquidated to your account during the firs billing month of the Fourth Contract Year in the event that the Third Contract Year does nc constitute the last Contract Year of the Term. Similarly, the excess portion of any exces reserves withheld during the Fourth Contract Year, if any, in anticipation of such Contract Yea being the last Contract Year hereunder shall be liquidated to your account during the first billin month of the Fifth Contract Year in the event that the Fourth Contract Year does not constitut the last Contract Year of the Term.

(d) Any and all manufacturing charges and costs for any Record manufactured hereunder which have not been paid for by you.

(e) Any and all amounts due Fontana hereunder or otherwise at the time o payment to you of all sums under this paragraph.

(f) Any and all applicable taxes imposed on Fontana with respect to the manufacture, distribution and sale of Records hereunder (e.g. sales tax, VAT, etc.).

(g) Any and all co-op advertising approved by you. You hereby authorize Fontana to expend on your behalf up to ten percent (10%) of the Gross Dealer Price invoicec hereunder on co-op advertising you approve.

(h) Any and all unrecouped Advances.

(i) Any and all third party costs incurred by Fontana in connection with the marketing, promotion and advertising of your Records.

(j) Any and all other amounts due Fontana in accordance with Fontana's standard, then-current Rate Card, charges for handling fees and any other service rendered by Fontana or product furnished by Fontana on your behalf hereunder in respect of your Records (e.g., for refurbishing, blisterpacking and collating, corner-cutting, DJ shipping, supplying point-of-purchase materials to customers, excess inventory, line charges, etc.).

(k) Fontana's standard handling charges on a per-unit basis (excluding freight charges which you shall pay) for servicing finished product in connection with record clubs, commercial free goods, promotional free goods and exports.

If, with respect to any billing month hereunder, the aggregate amount of chargeable costs for such month exceeds the aggregate amount of the Gross Billings and the liquidated reserves for such month, you agree that if Fontana makes a written demand therefor, you will pay the amount of such excess to Fontana within thirty (30) days after receipt of such written demand or, if Fontana fails to make a written demand therefor, the amount of such excess shall be treated for all purposes as an amount due Fontana under this agreement for the immediately succeeding billable month.

3.02. In the event that Fontana licenses to third parties any of your Masters hereunder (or portions thereof), in lieu of the Distribution Fee set forth hereinabove, Fontana will be entitled to twenty-five percent (25%) of the Net Receipts received by Fontana from each such license. The balance will be credited to your account. Notwithstanding the generality of the foregoing, Fontana will obtain your written approval prior to entering into license agreements with third parties.

3.03. In the event that Fontana sells your Records hereunder as cutouts, distress or scrap, in lieu of the Distribution Fee set forth hereinabove, Fontana will deduct an amount equal to or less than the Distribution Fee herein with respect to such sales. The balance will be credited to your account.

3.04. All statements and other accounts rendered by Fontana will be binding upon you and not subject to any objections by you for any reason whatsoever, unless such specific objection is made in writing, stating the basis thereof and delivered to Fontana within two (2) years from the date such statement is rendered. Fontana may at any time elect to utilize a different method of accounting so long as such method does not alter the net monies due you.

3.05. (a) All accounting statements rendered by Fontana will be conclusively binding upon you and not subject to any objection by you for any reason unless specific objection in writing, stating the basis thereof, is given to Fontana within two (2) years from the date such statement is rendered and an audit pursuant to paragraph 3.05(b) for that statement is completed within six (6) months after such objection notice is given. Failure to make such written objection or conduct the audit within said time periods will be deemed to be your approval of such statement, your waiver of such audit rights, and your waiver of the right to sue Fontana for additional Net Proceeds in connection with the applicable accounting period. Each statement will be deemed rendered when due unless you notify Fontana that the applicable statement was not received by you and such notice is given within sixty (60) days after the applicable due date specified in paragraph 3.01 above, in which event the statement will be deemed rendered on the date actually sent by Fontana. You will not have the right to sue Fontana in connection with any Net Proceeds accounting, or to sue Fontana for monies due on account of the exploitation of your Records hereunder during the period a Net Proceeds accounting covers, unless you commence the suit within three (3) years after the date the statement is rendered for the applicable period.

(b) You may, at your own expense, audit Fontana's books and records directly relating to this agreement that report the sales of Records for which Net Proceeds are payable hereunder. You may make such audit only for the purpose of verifying the accuracy of statements sent to you hereunder and only as provided herein. You may initiate such audit only by giving notice to Fontana at least thirty (30) days prior to the date you intend to commence your audit. Your audit will be conducted by a reputable independent certified public accountant experienced in recording industry audits in such a manner so as not to disrupt Fontana's other functions and will be completed promptly. You may audit a particular statement only once and only within two (2) years and six (6) months after the date such statement is rendered as provided in paragraph 3.05(a) above. Your audit may be conducted only during Fontana's usual business hours and at the place where it keeps the books and records to be examined. You will not be entitled to examine any records that do not specifically report sales of Records or free distribution of Records on which Net Proceeds are payable hereunder. Notwithstanding the foregoing, you will be permitted to examine records that reflect the number of Records that are manufactured hereunder and any credits or rebates that are given in respect of such Records for each accounting period that is the subject of the audit. You will not audit Fontana's books and records more than once during any calendar year of the term of this agreement. Your auditor will review his tentative written findings with a member of Fontana's finance staff designated by Fontana before rendering a report to you so as to remedy any factual errors and clarify any issues that may have resulted from misunderstanding.

3.06 [intentionally deleted]

3.07 At the end of each Contract Year during the Term hereof, Fontana will review and analyze the sales through normal retail channels in the United States ("USNRC Net Sales") attained by Fontana of your Records hereunder. As used in this paragraph, "Net Sales" will mean the Records distributed hereunder, less returns and credits and free goods after deduction of reserves against anticipated returns and credits. Fontana will have the right, upon written notice to you within thirty (30) days after the end of each Contract Year, to terminate the Term of this agreement if Fontana does not attain USNRC Net Sales for the First Contract Year in the amount of Seven Hundred Fifty Thousand Dollars ($750,000.00); and for the Second Contract Year in the amount of One Million Dollars ($1,000,000.00). If the Term of this agreement is so terminated, Fontana will have the right to deduct any and all amounts due and owing Fontana from your Net Proceeds and/or from any monies otherwise payable to you. If the foregoing is insufficient to pay your outstanding debts to Fontana, then, without limiting Fontana's other rights, Fontana will have the right to secure payment from you of any and all outstanding debts/obligations in accordance with the procedures set forth herein.

4. YOUR OBLIGATIONS

4.01. (a) You will be solely responsible for and will accept and process any and all returns of your Records heretofore commercially released by you or a third party and distributed by you or a third party including without limitation, returns from independent distributors, retailers, racks or otherwise. The preceding sentence is of the essence of this agreement. Without limiting the foregoing, if Fontana elects, in its sole discretion, to accept and process such returns on your behalf, then, without limiting its other rights and remedies, Fontana will have the right to deduct any costs incurred thereby against any and all monies due you hereunder. You warrant and represent that neither you nor any Principal or any other entity owned or controlled by you or either Principal has any agreement (written or oral) or has made any promise or is in any way obligated to anyone (including independent distributors) other than Fontana with respect to the distribution of Records in the Territory and that no agreement or promise, whether oral or written, will in any way impact upon or interfere with or impair this agreement or Fontana's rights herein, or give anyone other than Fontana the right to buy Records from you or any of the above.

(b) You will be solely responsible for all costs of refurbishing inventory of your Records manufactured prior to the term hereof to allow Fontana to sell such inventory as Fontana-distributed product during the term of this agreement. Without limiting the foregoing, if Fontana elects in its sole discretion to refurbish such inventory on your behalf then, without limiting its other rights and remedies, Fontana will have the right to deduct such amount from any and all monies otherwise payable to you hereunder.

4.02. You will supply Fontana, pursuant to the schedule and specifications designated by Fontana, material for insertion in Fontana's sales publication(s), if any. Such material will be printed by Fontana, at Fontana's sole cost and expense.

4.03. In the event Fontana does not manufacture your Records hereunder, you will cause the applicable record manufacturer to deliver to Fontana's warehouses, freight prepaid, such stocks of your Records (including, without limitation, packaging and artwork) as will be required to ensure that Fontana has adequate stocks of your Records as required for distribution hereunder. You will bear the risk of loss of your Records hereunder during such time or times as such Records are not in Fontana's physical possession. If you desire Fontana to utilize special marketing aids such as stickers, T-shirts, or otherwise in connection with your Records distributed hereunder, then Fontana, in its sole discretion, may elect to do so, provided that you will bear the entire costs attendant thereto.

4.04. Promptly after Fontana's request, you will, at your sole expense, remove from Fontana's warehouse, or order the destruction of, the stock of any "surplus" Records (as defined below). You will be deemed to have ordered the destruction of surplus stock within thirty (30) days after the date of Fontana's request to remove such "surplus" Records, unless Fontana receives from you within said thirty (30) days, written instructions for the immediate delivery of such stock to a public warehouse or other non-Fontana location at your expense.

4.05. You will Deliver to Fontana for distribution hereunder no fewer than five (5) newly recorded and previously unreleased Albums during each Contract year of the term hereof (the "Minimum Product Commitment"). If as of the date thirty (30) days prior to the end of any Contract Year you have failed to Deliver the Minimum Product Commitment for such Contract Year, the running of term of this agreement will be suspended until Delivery of the Minimum Product Commitment, and the expiration of the Term will be extended for the length of such suspension.

4.06. Prior to the commercial release by Fontana of any of your Records hereunder, you will cause the catalogue numbers contained on your Records to conform to Fontana's catalogue numbers, and you will be responsible for all costs in connection therewith. Moreover, you will cause the containers of your Records to conform to Fontana's bar coding requirements at your sole cost and expense.

4.07. You will not issue or cause the issuance of any press releases announcing this agreement without Fontana's prior-written approval.

4.08. You will be fully responsible for the following obligations and will directly pay to the applicable party all costs incurred in connection therewith:

(a) Royalties and other payments to the artist, producers and any other third party royalty participant which may become due and payable with respect to Records distributed by Fontana hereunder.

(b) All recording and production costs incurred with respect to the Records distributed hereunder and any and all applicable union or guild payments including so-called "per record" or trust fund payments.

(c) Any and all sales, use or other taxes levied on any of the sums payable to you hereunder which have not been previously deducted by Fontana from your monthly accountings.

(d) Any and all costs incurred with respect to the manufacture and pressing of Records distributed hereunder, including, but not limited to, costs incurred with respect to discs, tapes, and tape boxes.

(e) Any and all costs incurred with respect to the manufacture of record jackets for Records distributed hereunder, including, but not limited to, costs incurred with respect to album artwork, sleeves, color separations, liners, "Fontana" CD top and spine inserts which are required hereunder and in connection with which, Fontana will, at your request, provide artwork, and other inserts, if any.

(f) All costs incurred with respect to the hiring and maintenance of your promotion, marketing and advertising staff utilized to promote, market and advertise Records distributed hereunder, and all expenses attendant thereto, including, without limitation, all costs of marketing records and producing videos.

(g) All mechanical royalties payable to publishers with respect to the Musical Compositions embodied on Records distributed hereunder, as further set forth in Article 6, below.

4.09. Notwithstanding anything to the contrary contained herein, Fontana may, at its sole discretion, pay on your behalf any of the costs or expenses referred to in paragraph 4.08, above. If Fontana pays any such costs, which it will be under no obligation to do, such amounts will be a direct debt from you to Fontana, which among its other remedies (including without limitation the right to withhold any payments otherwise due to you or to terminate this agreement) Fontana may deduct from any monies payable to you hereunder.

4.10. At all times during the term hereof, you will maintain in full force and effect an "Errors and Omissions" insurance policy in the amount of at least Three Million Dollars ($3,000,000.00) per occurrence and Five Million Dollars ($5,000,000.00) in the aggregate with Fontana as a named insured, in connection with Records released hereunder, and related materia used in connection therewith. Proof of such policy will be delivered to Fontana prior to the commencement of this agreement. Your promise to maintain the insurance described in this paragraph 4.10 is a material term of this agreement, and if you fail to fulfill such promise, then without limiting Fontana's other rights and remedies, Fontana may suspend its obligations to make payments to you hereunder until you have cured the default.

4.11. It is expressly understood that throughout the term of this agreement, you will: (1) be actively involved in the Record business; (2) maintain a full staff of employees; and (3) be responsible for and will perform all functions of an independent record company, other than that o "distributor" of Records, including, without limitation, all so-called "A&R" functions and the promotion and marketing of Records. In the event you fail to comply with any aspect of this paragraph 4.11, Fontana will have the right, without limiting its other rights, by giving you writter notice thereof, to terminate this agreement. In the event Fontana so terminates this agreement, i will continue to have all of its rights, as if the agreement were terminated or expired in accordance with any of the other provisions hereof.

4.12. You shall provide Fontana with up to two hundred fifty (250) copies of each of the Records to be distributed hereunder upon initial release (as such term is generally understood in the Record industry) thereof for internal and promotional use, only, by Fontana's personnel

Such Records shall be furnished without cost to Fontana and shall not be considered Records distributed hereunder for any purpose.

4.13 In order to secure the payment and performance in full of all of your obligations to Fontana hereunder, including your obligation to pay all amounts due Fontana hereunder, you will concurrently herewith execute and deliver to Fontana a security agreement in the form set forth as Exhibit "A" attached hereto and by this reference incorporated herein (the "Security Agreement").

4.14. You acknowledge that in the event that you are not a member of the Recording Industry Association of America ("RIAA") throughout the term of this agreement, Fontana may be required to pay dues to the RIAA based on sales of your Product, in addition to the dues Fontana would be required to pay otherwise. Accordingly, in the event that Fontana is required to pay dues to the RIAA based on sales of your Product, then with respect to each calendar year (or portion thereof) of the term of this agreement, you shall either: (a) become and remain a member in good standing of the RIAA and pay all dues assessed or required to be paid by you with respect to such RIAA membership during said period; or (b) in the event that for any portion of the Term you are not a member in good standing of the RIAA and/or do not pay said dues, and Fontana is required to pay such dues on your behalf, then Fontana shall deduct an amount equal to all such dues from any payments due hereunder.

5. **TERMINATION**

5.01. Upon the expiration or termination of this agreement and notwithstanding anything to the contrary contained herein, Fontana will also have the right to secure payment from you of any outstanding obligation or indebtedness, including, without limitation, manufacturing and pressing charges, if applicable, and will have, without limitation, each and every one of the following remedies:

(a) Fontana may recover any Debt from any monies otherwise payable to you hereunder, including, without limitation, Net Proceeds.

(b) If Fontana has made at least one (1) attempt to recover all such Debt pursuant to the remedy provided in paragraph 5.01(a) hereof, but such attempt is unsuccessful for any reason, Fontana may require you to pay Fontana any such Debt upon five (5) days notice.

(c) If Fontana has made at least one (1) attempt to recover all such Debt pursuant to the remedy provided in paragraph 5.01(a) hereof and at least one (1) attempt to recover all such Debt pursuant to the remedy provided in paragraph 5.01(b) hereof, but such attempts are unsuccessful for any reason, Fontana will have the right to sell your inventory (and subsequent returns) at whichever price Fontana in its sole discretion determines.

(d) Fontana will have the right, without limiting its other rights or remedies, at its sole discretion, to continue to manufacture and distribute your Records which had previously been distributed under this agreement, until such time as you have paid Fontana the full amount of such Debt or, in the alternative, until Fontana has recouped the full amount of such Debt out of your Net Proceeds.

(e) Fontana may exercise whatever remedies are available to it under the Security Agreement.

5.02. Upon the termination or expiration of this agreement for whatever reason, Fontana will, at your option and expense but subject to payment of all outstanding debts to Fontana hereunder, above, deliver to you at your sole expense all stock of your Records and related materials then on hand (and subsequent returns). If within thirty (30) days after the date of such termination you have not given Fontana delivery instructions for such stock and related material, you will be deemed to have authorized Fontana to destroy such stock and related material on your behalf and at your expense or to sell such Records as cutouts or scrap.

5.03. After the expiration and/or termination of this agreement for whatever reason, you will be solely responsible for any and all returns of your Records from retailers, racks, one-stops or otherwise and you will indemnify and hold Fontana harmless with respect thereto. If, in Fontana's sole discretion, Fontana elects to accept returns of your Records after the termination or expiration of the Term hereunder, and said returns exceed the reserves then held by Fontana (as set forth above), Fontana will deduct the unrecovered portion from any and all monies otherwise due and owing you hereunder, or in the alternative, you will pay such sums within five (5) days following Fontana's written demand therefor.

5.04. Notwithstanding anything to the contrary contained herein, in the event of the termination or the expiration of the term of this agreement for any reason whatsoever, the security agreement (including the security interest thereunder) will continue in full force and effect until all obligations owing thereunder are satisfied.

5.05. At the end of the Term, Fontana will have the non-exclusive right for a period of six (6) months in which to fulfill any orders for your Records that were placed during the Term and to sell off its existing inventory of Records hereunder (herein referred to as "Sell-Off Period") pursuant to the same terms and conditions contained herein.

5.06. Upon the expiration of the Sell-Off Period, but subject to payment of all outstanding debts to Fontana hereunder and subject to your full compliance with all of your obligations, you will have a period of thirty (30) days following such expiration to order Fontana either to destroy all Records, parts, labels, inventory and other materials then in its possession, or to deliver to you, at your sole expense, all Fontana's inventory of your Records then on hand (and subsequent returns), and related materials (including, without limitation, parts, labels, etc.). All such Records will have the corners cut and be marked accordingly to ensure that no such Records are returned to Fontana. If, within thirty (30) days after the date of such termination, you have not given Fontana delivery instruction for such stocks, Fontana will have the right to:

(a) destroy such stock on your behalf at your expense;

(b) continue to sell off same;

(c) sell such Records at cutout prices or other price designed by Fontana and/or;

(d) charge you the cost of warehousing such Records until you accept delivery of same.

6. **REPRESENTATIONS AND WARRANTIES**

You warrant and represent as follows:

6.01. You are not and will not be under any disability, restriction or prohibition in respect of your rights to execute this agreement and perform your obligations hereunder or to grant to Fontana the rights granted herein.

6.02. You will pay timely all royalties to the copyright owners in respect of the Musical Compositions and other copyrighted materials embodied in your Records, and you will indemnify and hold harmless Fontana and its licensees from and against any obligation or liability to pay said royalties. At Fontana's request, you agree to furnish Fontana with copies of the mechanical licenses for all such Compositions or with letters from the publishers concerned certifying that appropriate licenses have been or will be issued.

6.03. You will make all payments which may be required based on the sale of your Records to any applicable union or guild agreement (including, but not limited to, the American Federation of Musicians and the American Federation of Television and Radio Artists), to a trustee, agent or fund under any successor agreement, and all similar charges or payments, and you will hold Fontana free and harmless from any obligations to pay such sums.

6.04. Fontana will not be required to make any payments of any nature (including, without limitation, royalties to the artists or producers) for, or in connection with, the acquisition, exercise or exploitation of any and all rights granted to Fontana hereunder, except as specifically provided to the contrary herein.

6.05. You have and will have the right to mechanically record the selections recorded on your Records. Neither the Masters embodied in your Records, nor the performances embodied therein, nor any other Materials as hereinafter defined, nor any authorized use thereof by Fontana or its grantees, licensees or assigns, will violate or infringe the rights of any third party. "Materials" as used herein means: all Musical Compositions and other copyrighted materials; each name or sobriquet used by you, any artist (individually or as a group) or any individual producer; and all other musical, dramatic, artistic and literary materials, ideas and other intellectual properties furnished or selected by you, any artist (individually or as a group) or any individual producer and contained in or used in connection with any Records distributed hereunder or the packaging, sale, distribution, advertising, publicizing or other exploitation thereof.

6.06. All recording costs and expenses incurred with respect to the making or acquiring of such Phonograph Records have been and will be fully, completely and timely paid by you, and Fontana will be held free and harmless from the obligation to pay any such costs and expenses.

6.07. You are, and for so long as Fontana shall have distribution or other exploitation rights hereunder shall be, the sole and exclusive owner or the exclusive licensee of all right, title and interest, under copyright and otherwise, in and to your Records and the Master Recordings embodied therein.

6.08. Neither you nor your Affiliates have sold, assigned, transferred, conveyed, leased, licensed, granted a security interest in or otherwise disposed of, neither you nor your Affiliates will sell, assign, transfer, convey, lease, license, grant a security interest in or otherwise dispose of your Records covered by this agreement or your rights therein and thereto, or any of them, adverse to or derogatory of the rights granted to Fontana herein. Prior to the date hereof and during the Term, neither you nor your Affiliates have authorized nor will you or your Affiliates authorize any other Person to sell, distribute or otherwise exploit your Records in the Territory, or any of them, in contravention of Fontana's exclusive rights hereunder.

6.09. Neither you nor your Affiliates will enter into any agreement with any person (other than Fontana) for the distribution, sale and other exploitation of any Master Recordings embodying any performances contained on the Records hereunder, unless such agreement solely involves the distribution and sale of your Records outside the Territory.

6.10. You are the owner of any trademark or logo appearing on your Records and to be used by Fontana and no other person has any interest therein.

6.11. (a) The Masters hereunder and performances embodied thereon have been produced in accordance with the rules and regulations of the American Federation of Musicians, the American Federation of Television and Radio Artists and all other unions having jurisdiction.

(b) Each artist whose performances are contained on your Records hereunder is, and during the term hereof will remain or will promptly become and remain, a member in good standing of any applicable union and/or guild to the extent that you or Fontana may require such membership.

6.12. Fontana's exercise of any of the rights granted to Fontana hereunder will not violate any law or the rights of any person, and you agree to indemnify and hold Fontana free and harmless from any claim brought against Fontana in connection with Fontana's exercise of any of its rights hereunder.

6.13. You are a duly formed and existing Florida corporation.

6.14. Neither you nor your Principal nor your Affiliates nor any other entity owned or controlled either by you or your Principal has any agreement (written or oral) or has made any promise or is in any way obligated to anyone (including independent distributors) other than Fontana with respect to the exploitation of your Records in the Territory during the Term, and no agreement or promise, whether oral or written, will in any way impact upon or interfere with or impair this agreement or Fontana's rights herein, or give anyone other than Fontana the right to distribute and sell your Records in the Territory during the Term.

6.15. You will not, during the Term, release any Records containing Master Recordings of performances by Jimi Hendrix through Fontana or any other distribution outlet without the prior written approval of Fontana.

7. **MISCELLANEOUS**

7.01. (a) You will at all times indemnify and hold Fontana harmless from and against any and all claims, damages, liabilities, costs and expenses, including legal expenses and reasonable attorney fees, arising out of any breach or alleged breach by you of any representation, warranty or agreement made by you herein. You will reimburse Fontana on demand for any payment made at any time after the date hereof with respect to any liability or claim in which Fontana or its licensees are entitled to be indemnified. You may participate in the defense of any such claim through counsel of your selection at your own expense, provided Fontana will have the right at all times, in its sole discretion, to retain or resume control of the action thereof. Fontana will have the right to withhold from any payments due an amount reasonably related to the potential liability of such claim.

(b) Fontana will at all times indemnify and hold you harmless from and against any and all claims, damages, liabilities, costs and expenses, including legal expenses and reasonable attorney fees, arising out of any third party claims of breach or alleged breach by Fontana of any representation or warranty made by Fontana herein. Fontana will reimburse you on demand for any payment made by you at any time after the date hereof with respect to any liability or claim in which you are entitled to be indemnified. Fontana may participate in the defense of any such claim through counsel of its selection at Fontana's own expense, provided you will have the right at all times, in your sole discretion, to retain or resume control of the action thereof.

7.02. All notices required to be given to Fontana will be sent to Fontana at its address first mentioned herein, and all royalties, royalty statements and payments and any and all notices to you will be sent to you at your address first mentioned herein, or such other address as each party respectively may hereafter designate by notice in writing to the other. All notices sent under this agreement will be in writing and, except for royalty statements, will be sent by personal delivery, registered or certified mail (return receipt requested) or telegraph (prepaid) and the day of mailing (or transmission in the case of telegraphs) of any such notice will be deemed the date of the giving thereof (except notices of change of address, the date of which will be the date of receipt by the receiving party). Facsimile transmissions will not constitute valid notices hereunder, whether or not actually received. All notices to Fontana must be sent to the attention of the General Manager. Any notice to Fontana must be sent to Fontana Distribution, LLC, and to no other affiliate or related company. A copy of each notice sent to Fontana must also be sent to the attention of the Executive Vice President, Business and Legal Affairs, Universal Music Group, 2220 Colorado Avenue, Santa Monica, CA 90404.

7.03. Fontana will not be deemed in default hereunder if Fontana's obligations hereunder are delayed or become impossible or impractical by reason of any act of God, war, fire, earthquake, strike, sickness, accident, civil commotion, epidemic, act of government or governmental instrumentality (whether federal, state, local or foreign), failure of technical facilities, failure or delay of transportation facilities, shortage of raw materials, or any other cause of a similar or different nature beyond Fontana's control (hereinafter called a "force majeure contingency").

7.04 Upon the happening of any force majeure contingency Fontana may, in addition to any other rights or remedies it may have hereunder or otherwise, elect by notice to you to suspend the term of this agreement for the duration of said force majeure contingency. In the event of any such suspension, specific date, period and time requirements referred to herein will be postponed or extended accordingly.

7.05. (a) Fontana may assign its rights under this agreement in whole or in part to any subsidiary, affiliated or controlling corporation, to any Person owning or acquiring a substantial portion of the stock or assets of Fontana, or to any partnership or other venture in which Fontana has a meaningful interest, and such rights may be assigned by any assignee. Fontana may also assign its rights to any of its licensees, if advisable in Fontana's sole discretion to implement the license granted. Subject to the provisions of sub-Section 7.05(b) hereinbelow, you may not assign your rights hereunder in whole or in part to any Person without the express prior written consent of Fontana.

(b) Fontana shall have the option, but not the obligation, to terminate this agreement, in the event that control of you is acquired by any competitor of Fontana. For the purposes of this agreement, a "competitor" to Fontana shall include, but not be limited to, media companies (including but not limited to any company that is in the business of recording, licensing, exploiting, distributing or facilitating the distribution of musical sound recordings or Musical Compositions). Furthermore, in the event that you are acquired by any Person: (i) neither you nor the acquiring Person shall change the primary trademarks and service marks associated with any service which encompasses any activity authorized by Fontana under this agreement, without the consent of Fontana in its discretion. Acquisition of control, for the purposes of this agreement, shall mean any transaction or related group of transactions in which a Person (other than you) acquires the ownership of more than 50% of your voting stock or acquires the ability to control the conduct of your business.

7.06. In the event of your dissolution or the liquidation of your assets, or the filing of a petition in bankruptcy or insolvency or for an arrangement or reorganization, by, for or against you, or in the event of the appointment of a receiver or a trustee for all or a portion of your property, or in the event that you will make an assignment for the benefit of creditors, commit any act for, or in, bankruptcy or become insolvent, or in the event you will fail to fulfill any of your material obligations under this agreement for any other reason (subject to the foregoing notice-and-cure provisions) or in the event any payment to you by Fontana under this agreement becomes subject, in any manner, to anticipation, alienation, sale, transfer, assignment (except as permitted pursuant to this agreement), levy, pledge, encumbrance or charge, or to attachment, garnishment or other legal process, or you materially change the scope and nature of your record operations, then at any time after the occurrence of any such event, in addition to any other remedies which may be available, Fontana will have the right to terminate the term of this agreement upon written notice to you. The foregoing notice provision does not apply to any voluntary dissolution or liquidation of your assets.

7.07. In entering into and performing this agreement, you and Fontana each have and will have the status of independent contractors, and nothing herein will contemplate or constitute you as Fontana's joint venturer, partner, agent or employee or Fontana as your joint venturer, partner, agent or employee.

7.08. Fontana will undertake to consult with you with respect to the initial release date of each Record distributed under this agreement.

7.09. You and Fontana will consult on the quantity with respect to the initial production of each release (Albums or singles) of your Records hereunder. You hereby acknowledge and agree that Fontana may manufacture quantities of Records necessary to fulfill anticipated and actual customer orders.

7.10. This agreement contains the entire understanding of the parties hereto relating to the subject matter hereof and cannot be changed or terminated except by an instrument signed by an officer of Fontana and an officer of your company. A waiver by either party of any term or condition for the future, or of any subsequent breach thereof will not be deemed a waiver thereof in whole or in part. All remedies, rights, undertakings, obligations and agreements contained in this agreement will be cumulative and none of them will be in limitation of any other remedy, right, undertaking, obligation or agreement of either party.

7.11. This agreement shall be governed by and construed in accordance with the laws of the State of California applicable to agreements made and entirely to be performed therein. Each of the parties hereto irrevocably consents that any legal action or proceeding against it under, arising out of or in any manner relating to this agreement may be brought in the state or federal courts of the State of California. Each of the parties hereto, by the execution and delivery of this agreement, expressly and irrevocably assents and submits to the personal jurisdiction of such courts in any such action or proceeding. Each of the parties hereto further irrevocably consents to the service of any complaint, summons, notice or other process relating to any such action or proceeding by delivery thereof to it by hand or by mail in the manner provided for herein. Any process in any action or proceeding commenced in the courts of the State of California or elsewhere arising out of any such claim, dispute or disagreement, may among other methods, be served upon you or Fontana by delivering or mailing the same, via registered or certified mail, addressed to you at the address first above written or such other address as you or Fontana may designate pursuant to this paragraph. Any such delivery or mai service will be deemed to have the same force and effect as personal service within the State of California or the jurisdiction in which such action or proceeding may be commenced.

7.12. It is understood that the active participation of the Principal in your business affairs and the Principal's active participation in the performance of your obligations hereunder are vital parts of this agreement. In the event of the death or incapacity of the Principal and/or in the event the Principal will cease for whatever reason to be actively engaged in your management in a controlling capacity or will cease to perform his or her obligations hereunder, Fontana will have the right, without liability of any kind to you whatsoever, by giving you written notice thereof to terminate this agreement. In the event Fontana so terminates this agreement, it will continue to have all of its rights, as if the agreement were terminated or expired in accordance with any of the other provisions hereof.

7.13. You recognize that the sale and distribution of Records is speculative and agree that the judgment of Fontana with respect to matters affecting the sale, distribution and exploitation of such Records will be binding upon you. Nothing contained in this agreement will obligate Fontana to make, sell, license or distribute your Records, except as specified herein.

7.14 Neither party hereto shall be entitled to recover damages or to terminate the term of this agreement by reason of any breach by the other party of its material obligations hereunder unless the breaching party fails to remedy such breach within thirty (30) days following receipt of the non-breaching party's notice thereof. The foregoing cure period shall not apply to your warranties hereunder, where a specific cure period is provided herein, to breaches incapable of being cured, or to an application for injunctive relief.

7.15 This agreement will not become effective until executed by all parties hereto. Any and all riders, exhibits or schedules annexed hereto together with this basic document will constitute this agreement.

7.16. When used in this agreement, (a) all forms of the word "include" shall be deemed to be followed by the words "without limitation"; (b) a reference to any law, rule or regulation includes any amendment or modification thereto or thereof, as well as any replacement therefor; and (c) the term "manufacture" shall be deemed to include all forms of reproduction whatsoever.

8. **DEFINITIONS**

8.01. "Advance" – a prepayment of monies otherwise payable to you. Advances hereunder are chargeable against and recoupable from one hundred percent (100%) of any and all Net Proceeds otherwise payable hereunder.

8.02. "Composition" and "Musical Composition" – a single musical composition, irrespective of length, including all spoken words and bridging passages, including a medley.

8.03. "Delivery" – the receipt by Fontana of all materials reasonably necessary for Fontana to exercise its rights hereunder with respect to your Records, including, without limitation receipt of the Masters concerned in the form of a Digital Master as well as your submission in written form of all necessary information, consents, licenses and permissions such that Fontana may manufacture, distribute and release the Records concerned, including, without limitation, all artwork, complete label copy, liner notes and credits (including complete and accurate writer and publisher credits together with any additional copyright information known to you), sequence and final timings, inserts, lyrics, and other packaging material (together and collectively, the "Artwork") reasonably and customarily required by Fontana to exploit your Records hereunder. All such Artwork shall be in the form of film from the "camera ready" Artwork comprised of uncombined color separations (free of logos, bar coding or other indicia of any of your prior distributors) for an jacket sleeve container, cover, inlay card, booklet, and insert for Records to be derived from sucl Masters and must comply with Fontana's standard packaging formats. The term "Digital Master means a fully mixed, edited, equalized and leadered digital stereo tape master ready for th production of parts from which satisfactory Records can be manufactured.

8.04. "Electronic Transmission" means any transmission to the consumer, whethe sound alone, sound coupled with an image, or sound coupled with data, in any form, analog o digital, now known or later developed (including, but not limited to, "cybercasts," "webcasts, "streaming audio," "streaming audio/video," "digital downloads," direct broadcast satellite, point to-multipoint satellite, multipoint distribution service, point-to-point distribution service, cabl system, telephone system, broadcast station, and any other forms of transmission now know or hereafter devised) whether or not such transmission is made on-demand or near on-demand whether or not a direct or indirect charge is made to receive the transmission and whether or no such transmission results in a specifically identifiable reproduction by or for any transmissio recipient.

8.05. "Gross Billings" means, with respect to any billing month, Fontana's aggregat wholesale price to its customers for sales hereunder of your Records invoiced during sucl billing month. For the avoidance of doubt hereunder Gross Billings are net of any and al program discounts and customer rebates given in accordance with Fontana's customar practices and which have been approved by you.

8.06. "Gross Dealer Price" – Fontana's wholesale price to its customers of a specifi Unit of your Product.

8.07. "LP" or "Album" means a sufficient number of Masters embodying performance of a recording artist, sufficient to comprise one (1) or more 12-inch, 33-1/3, long-playin Phonograph Record album, or the equivalent, of not less than thirty-eight (38) minutes o playing time.

8.08. "Master," "Master Recording" or "Recording" means any recording of sound whether or not coupled with a visual image, by any method and on any substance or material whether now or hereafter known, which is intended for use in the recording, production and/o manufacture of Phonograph Records.

8.09. "Materials" – each name or sobriquet used by you and all other musical dramatic, artistic and literary materials, ideas and other intellectual properties furnished o selected by you and contained in or used in connection with your Product hereunder or th packaging, sale, distribution, advertising, publicizing or other exploitation thereof.

8.10. "Mechanical Royalties" (whether or not initially capitalized) means royaltie payable to any Person for the right to reproduce and distribute copyrighted Musica Compositions and other copyrighted materials (if any) on Phonograph Records.

8.11. "Net Billings" and "Net Sales" – Gross Billings less returns and credits t Fontana's customers for actual returns made during each billing month.

8.12. The terms "net receipts," "net sums," or "net amount received" and similar term will mean amounts received by Fontana in connection with the subject matter thereof which ar solely attributable to the Records hereunder, less any costs or expenses which Fontana i required to pay or credit to third parties (such as, without limitation, production costs mechanical royalties, AF of M and other union or guild payments).

8.13. "Person" (whether or not initially capitalized) means any individual, corporation, partnership, limited liability company, joint venture, firm, entity, association, unincorporated organization, trust or estate, any legal successor or representative of any of the foregoing, any government or any agency, department or instrumentality thereof.

8.14. "Principal" means Allen Jacobi.

8.15. "Rate Card" means the list of miscellaneous charges of Universal Manufacturing and Logistics ("UML") associated with the manufacture and distribution of Records and related services and products which Fontana charges third parties. The Rate Card is updated annually at the beginning of UML's fiscal year to reflect market conditions and UML's costs. Attached hereto, as Exhibit "C," is a copy of the Rate Card for UML's fiscal year 2005).

8.16. "Record" or "Phonograph Record" means all forms of reproduction, now or hereafter known, manufactured and/or distributed primarily for personal use, home use, school use, juke box use or use in means of transportation, including but not limited to sound-alone recordings, audiovisual recordings, interactive media (e.g., CD-ROM), and Electronic Transmissions.

8.17. The word "surplus" as used in paragraph 4.04 means more than a three (3) month supply of any Records in a particular configuration.

8.18. The words "Term," "term of this agreement" or "period of this agreement" or "term hereof" or words of similar connotation mean and refer to the entire period during which Secured Party shall have exclusive rights to sell, distribute and otherwise exploit Records derived from the Masters, including (but not limited to) the Initial Period and the period of any renewals or extensions thereof.

8.19. "Territory" means the United States and Canada.

8.20. "United States" means the United States of America, its territories, possessions (including, for the avoidance of doubt, Puerto Rico) and military exchanges.

9. **MANUFACTURING**

9.01. Fontana will manufacture or cause the manufacture of Records distributed hereunder during the term of this agreement, subject to Fontana's standard manufacturing terms and conditions for the manufacture of Records.

9.02. The masters ("Masters") from which Fontana will manufacture phonograph records will be delivered to Fontana by you at places designated by Fontana. Each Master will be in the form of a two-track stereo tape, fully edited, mixed, equalized and leadered, or digital master equivalents, in a form suitable for the manufacture of phonograph records and tapes. All configurations of record product to be manufactured hereunder will be fully sequenced by you. Lacquer Masters and tape running Masters will be made by you and the actual cost thereof will be paid by you. Fontana will have the right to reject any Master which is technically deficient, in that it does not meet Fontana's then current prevailing standards for audio and engineering quality, or which Fontana reasonably deems to be offensive to reasonable standards of public morals or which may infringe on the rights of others. If Fontana so rejects any Master, you, at your own cost, will supply to Fontana a substitute Master which does not embody such defect. If, in Fontana's best business judgment, it determines that the initial sequencing of Masters is not technically suitable for the manufacture of any configuration of records, then you will have the first opportunity to perform the resequencing in order to meet Fontana's deadlines. You will also deliver with each Master full and accurate copyright and label information including any and all approvals, consents and necessary sideartist clearances.

9.03 You will supply to Fontana, at your sole cost and expense, film from the camera-ready artwork to be used by Fontana for the inserts for each Record manufactured hereunder.

9.04 Fontana will have the right to use the same label backdrop for all Records manufactured hereunder. Your logo and trademark appearing on the label backdrop will remain your sole property.

9.05 Fontana will charge you per Record manufactured by Fontana or at Fontana's direction in accordance with its then-current Rate Card.

9.06. You will be responsible for and pay all manufacturing costs as described above in connection with the manufacture of Records hereunder. If Fontana so elects, Fontana may invoice you for Records manufactured hereunder as such Records are completed, and/or deduct such invoice charges within thirty (30) days from the date of invoice from your Net Proceeds otherwise payable to you hereunder. If your Net Proceeds are insufficient to pay said manufacturing costs, then Fontana will send you written notice and you will pay Fontana said sum within thirty (30) days following Fontana's written demand therefor.

9.07 After the completion of the manufacture of each Record hereunder, you will bear the risk of any loss to or in connection with such Record.

9.08 You agree that Fontana will not be obligated to accept Record returns, except for Records having pressing defects which have been returned by Fontana's customers. However, Fontana's reasonable decision will be final as to whether or not a Record has a pressing defect. If a Record is found by Fontana to be defective, Fontana will debit your account for the return thereof. In the event of loss or damage to you resulting from such pressing defects, the sole and exclusive liability of Fontana will be to replace any defective Record, and Fontana will not be liable for any damages (including without limitation, consequential damages) resulting therefrom.

9.09 You acknowledge that the transactions to be completed hereunder are not sales or otherwise subject to sales or use taxes. Moreover, if such taxes are determined to be applicable, you agree to be responsible for the total amount of any such taxes and will hold Fontana harmless therefrom.

9.10. You agree that Fontana may manufacture your Records such that they comply with Fontana's policy with respect to Sensormatic source tagging.

FONTANA DISTRIBUTION, L.L.C.

By: ______________________

AGREED AND ACCEPTED:

PYRAMID MEDIA CORPORATION

By: ______________________

Federal Tax ID No.: 83-0420454

EXHIBIT "A"

SECURITY AGREEMENT

THIS SECURITY AGREEMENT (the "Security Agreement") is made as of this 1st day of March, 2005 between Fontana Distribution, L.L.C., (together with its successors and assigns hereinafter referred to as "Secured Party"), whose principal place of business is located at 10 Universal City Plaza, Universal City, California 91608, and Pyramid Media Corporation, a Florida corporation (hereinafter referred to as "Debtor"), whose principal place of business is located at 11077 Biscayne Blvd. #200 Miami, FL 33161, with reference to the following:

A. Debtor and Secured Party have entered into a distribution agreement of even date herewith (as amended, supplemented or otherwise modified and in effect from time to time, the "Distribution Agreement") concerning, among other things, the manufacture, sale and distribution by Secured Party of Records embodying certain Master Recordings owned or controlled, in whole or in part, directly or indirectly, by Debtor or any person or entity which directly or indirectly, in whole or in part, owns or controls, is owned or controlled by or is under common ownership or control with Debtor (collectively, "Debtor's Affiliates").

B. Pursuant to the terms and conditions of the Distribution Agreement, Debtor will incur certain monetary and other obligations to Secured Party.

C. In order to induce Secured Party to enter into and perform the Distribution Agreement, Debtor has agreed to grant to Secured Party a continuing first priority security interest in all of Debtor's and Debtor's Affiliates' right, title and interest in and to the Collateral (as defined below).

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

1. Grant of Security Interest.

As security for the complete payment and performance of the Secured Obligations (as defined below), Debtor hereby assigns and pledges to Secured Party, and grants to Secured Party a continuing first-priority security interest in, all of Debtor's and Debtor's Affiliates' right, title and interest of any kind, nature and description (whether now owned or existing or hereafter acquired or arising) in and to the Collateral (as defined below).

2. Collateral.

As used in this Security Agreement, the "Collateral" shall mean and include any and all of the following items, tangible or intangible, in every stage of completion, wherever the same may be located: (i) all goods (including inventory and equipment) and accessions thereto, (ii) all instruments (as defined in Article 9 of the UCC), (iii) all promissory notes, (iv) all documents (as defined in Article 9 of the UCC), (v) all chattel paper (whether tangible or electronic), (vi) all letter-of-credit rights (whether or not the related letters of credit are evidenced by writings), (vii) all investment property (including certificated or uncertificated securities, securities entitlements, securities accounts, commodity contracts and commodity accounts), (viii) all accounts (including health care insurance receivables), (ix) all deposit accounts, (x) all commercial tort claims, (xi) all other claims and causes of action, (xii) all insurance claims and proceeds, (xiii) all general intangibles (including all payment intangibles, patents, patent applications, trade names, trademarks (whether registered or unregistered), trademark applications, service marks (whether registered or unregistered), service mark applications, copyrights and renewals or extensions thereof (whether registered or unregistered), copyright applications, software, customer lists and goodwill and further including all licenses, permits and agreements of any kind, nature or description pursuant to which Debtor or any of Debtor's Affiliates possesses, uses or has authority to possess or use property (whether tangible or intangible) of others or others possess, use or have authority to possess or use property (whether tangible or intangible) of Debtor or any of Debtor's Affiliates, (xiv) all recorded data of any kind or nature, regardless of the medium of recording, including books and records, software, writings, plans and specifications, (xv) all other contract rights and rights to the payment of money, (xvi) all other personal property of any kind, nature or description, (xvii) all supporting obligations relating to the foregoing, and (xviii) all proceeds, products, rents, income and profits of the foregoing, including all monies and other property received from the sale, assignment, lease, license, exchange or other disposition of any of the foregoing and further including all proceeds as now or hereafter defined in Article 9 of the UCC (as defined below).

3. Obligations Secured.

The security interests granted pursuant to this Security Agreement secure the indefeasible payment and performance in full of any and all liabilities and obligations of Debtor under or in respect of the Distribution Agreement, this Security Agreement and any other agreement, instrument or document executed by Debtor at any time pursuant to or in connection with the Distribution Agreement or this Security Agreement (collectively, the "Secured Obligations"). Without in any way limiting the foregoing, the Secured Obligations shall include the following:

(a) All indebtedness, liabilities and obligations of Debtor to Secured Party, whether now existing or hereafter arising, under the Distribution Agreement, this Security Agreement and/or any related agreement, instrument or document;

(b) All indebtedness, liabilities and obligations of Debtor to Secured Party arising hereafter on account of the consignment, purchase or other acquisition of goods or other personal property by Debtor from Secured Party;

(c) All other indebtedness, liabilities and obligations owed by Debtor to Secured Party, whether direct or indirect, joint or several, absolute or contingent, due or to become due, and now existing or hereafter arising; and

(d) All costs and expenses, including reasonable attorneys' fees and disbursements, incurred by Secured Party in enforcing its rights under this Security Agreement (whether by foreclosure or otherwise) or in any way incurred by Secured Party with respect to its security interests.

4. Intentionally Deleted.

5. Representations and Warranties.

Debtor hereby makes the following continuing representations and warranties:

(a) Debtor is a corporation duly organized, validly existing and in good standing under, and is a registered organization within the meaning of Article 9 of the UCC pursuant to, the laws of Florida.

(b) Debtor has the full right, power and authority, both as principal and as agent for each of Debtor's Affiliates, to execute and deliver this Security Agreement, to perform its obligations hereunder and to subject the Collateral to the security interest(s) granted hereby. The execution and delivery of this Security Agreement have been properly authorized by all necessary corporate action and do not require any additional approval by anyone that has not already been obtained. This Security Agreement has been duly executed and delivered by Debtor and constitutes a legal, valid and binding obligation of Debtor enforceable in accordance with its terms.

(c) Neither the execution and delivery nor the performance hereof: (i) require any consent or approval of Debtor's shareholders, members or other equity owners, except for such consents and approvals as have been duly obtained and are in full force and effect; (ii) contravene Debtor's corporate charter, bylaws or other organizational documents; (iii) violate any provision of, or require any filing (other than the filing of the financing statements and copyright mortgages contemplated hereby), registration (other than any copyright registrations contemplated hereby), consent or approval under, any law, regulation, order, writ, judgment, injunction, decree, determination or award currently in effect applicable to Debtor or its property; (iv) result in a breach of, constitute a default under, or otherwise contravene, any agreement or other contractual obligation of Debtor; or (v) cause Debtor to be in default under any such law, regulation, order, writ, judgment, injunction, decree, determination or award or any such agreement or other contractual obligation or in violation of any other obligation with respect to the Collateral.

(d) Neither the execution and delivery nor the performance by Debtor of this Security Agreement requires any authorization, approval, consent, license, exemption (other than any self-executing exemption), filing, recording, registration, or any other action except (i) those which have been obtained and are in full force and effect and (ii) those which are described in paragraph 5(a) hereof.

(e) None of Debtor and Debtor's Affiliates is in breach of or default under any material agreement, instrument or document (including, for this purpose, any agreement, instrument or document pertaining to indebtedness for money borrowed) to which it is a party or by which its properties are bound, which breach or default is likely to result in a material adverse effect on Debtor's business, operations, properties or financial condition. No default or event of default under the Distribution Agreement, this Security Agreement or any related agreement, instrument or document has occurred and is continuing.

(f) There are no actions, suits, investigations or other proceedings pending or threatened against or affecting Debtor by or before any court, arbitrator or governmental authority (i) asserting the invalidity of the Distribution Agreement, this Security Agreement or any related agreement, instrument or document, (ii) seeking to prevent the consummation of any of the transactions contemplated by the Distribution Agreement, this Security Agreement or any related agreement, instrument or document, or (iii) which is likely to adversely affect the validity, enforceability, collectability or value of any of the Collateral or Secured Party's interest therein.

(g) Debtor's chief executive office and principal place of business and the office where Debtor keeps its books and records regarding the Collateral are located at the address set forth on the first page of this Security Agreement. Debtor's exact legal name is that specified on the first page hereof, and Debtor does not do any business or otherwise operate under any trade names or fictitious business names other than those names set forth in Schedule "A-1" attached hereto. Debtor's federal taxpayer identification number is 83-0420454.

(h) Debtor is solvent and the net saleable value of its assets exceeds the amount of all outstanding liabilities, including unliquidated and contingent liabilities.

(i) Except as specifically disclosed on Schedule "A-2" attached hereto, (i) Debtor is and will be the sole legal, record and beneficial owner of all worldwide right, title and interest in and to the Collateral, free and clear of any claims, liens, security interests, encumbrances and rights of others, (ii) none of Debtor and Debtor's Affiliates has heretofore made or permitted to be made or will hereafter make or permit to be made any assignment, grant, transfer, conveyance, pledge, hypothecation or other disposition (including any grant of an exclusive or nonexclusive license) which might defeat or diminish the value or priority of the security interests granted hereunder, and (iii) Debtor has and will have exclusive possession and control of all inventory, equipment and other goods that form part of the Collateral (other than inventory in Secured Party's possession and inventory in transit in the ordinary course of Debtor's business).

(j) Schedule "A-3" attached hereto sets forth an accurate and complete list as of the date hereof of the copyright title, publication date, date of registration, and (to the extent available) copyright registration number assigned by the U.S. Copyright Office (collectively, the "Copyright Information") for all such copyrights in the Masters, the Artwork, and the Materials acquired by or vested in Debtor or any of Debtor's Affiliates prior to the date hereof. With respect to all such copyrights in the Masters, the Artwork, and the Materials acquired by or vested in Debtor or any of Debtor's Affiliates from and after the date hereof, Debtor shall provide Secured Party with the Copyright Information for all such copyrights in writing promptly after Debtor or any of Debtor's Affiliates acquires or is vested with such copyrights.

(k) This Security Agreement creates and grants to Secured Party a valid and enforceable continuing first priority security interest in the Collateral, and upon the filing of a financing statement in form and substance satisfactory to Secured Party with the Secretary of State or other appropriate official of jurisdiction of organization or other appropriate jurisdiction and the recording of a copyright mortgage in form and substance satisfactory to Secured Party in the U.S. Copyright Office, such security interest(s) shall be perfected and no further filing, recording or other actions shall be necessary to perfect such security interest(s).

(l) All representations and warranties made and all information, reports, financial statements, exhibits, schedules, disclosure letters and documents or copies of documents furnished to Secured Party by or on behalf of Debtor pursuant to or in connection with the negotiation, preparation, delivery or performance of the Distribution Agreement, this Security Agreement or any related agreement, instrument or document to which Debtor is a party, or in connection with the transactions contemplated thereby, are true, correct, and complete in every material respect, and no such writing or information contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained therein not misleading. There is no fact known to any officer of Debtor that, after due inquiry, should reasonably be expected to have a material adverse effect on the validity, enforceability, collectability or value of any Collateral or Secured Party's interest therein that has not been disclosed in the Distribution Agreement, this Security Agreement or any related agreement, instrument or document to which Debtor is a party or in any report, financial statement, exhibit, schedule, disclosure letter or other writing furnished to Secured Party for use in connection with the transactions contemplated thereby.

6. Debtor's Duties.

(a) Debtor agrees to execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, concurrently herewith (i) one or more financing statements in form and substance satisfactory to Secured Party for filing pursuant to the Uniform Commercial Code as enacted in the state(s) where Debtor or any of Debtor's Affiliates is located or any of the Collateral is located or as Secured Party may otherwise deem necessary or desirable to ensure on a continuing basis the attachment, perfection and first priority of, and the ability of Secured Party to enforce, the security interests granted hereunder; and (ii) one or more copyright mortgages in form and substance satisfactory to Secured Party for recording pursuant to the U.S. Copyright Act of 1976, as amended (the "Copyright Act"). Debtor further agrees to pay all costs and expenses incident to the filing or recording of such documents in the U.S. Copyright Office and any other public office(s) deemed advisable by Secured Party. To the extent that Debtor has not already done so, Debtor also agrees to do the following concurrently with the execution and delivery of this Security Agreement: (1) to submit to the U.S. Copyright Office duly completed applications for registration, in form and substance satisfactory to Secured Party, of all of the copyrights now owned by Debtor or any of Debtor's Affiliates in the Masters, the Artwork, and the Materials and any related works and, in that connection, to comply with all requirements of the Copyright Act and the rules and regulations thereunder (including those relating to fees and deposits) necessary to validly register such copyrights; and (2) to provide Secured Party with copies of all such applications and evidence of their submission (together with any required fees and deposits) to the U.S. Copyright Office.

(b) Debtor agrees that from time to time, at the expense of Debtor, Debtor will promptly execute, acknowledge and deliver (or cause to be executed, acknowledged and delivered) all further instruments, notices and other documents (including, but not limited to, pledge agreements, securities account control agreements, deposit account control agreements, bailee acknowledgments, applications for copyright registration, copyright mortgages, instruments of transfer or assignment, additional financing statements, continuation statements and any necessary amendments thereto), and take (or cause to be taken) all further actions, that Secured Party may deem necessary or desirable to ensure on a continuing basis the attachment, perfection and first priority of, and the ability of Secured Party to enforce, the security interests granted hereunder.

(c) Debtor agrees that should any of the Collateral be in the possession of a third party, Debtor will, promptly following Secured Party's written request, cause such third party to acknowledge to Secured Party in writing that it holds such Collateral for Secured Party's benefit and that it will act upon Secured Party's instructions concerning such Collateral without further consent of Debtor or any other person.

(d) Debtor will, at Debtor's sole expense, forever warrant and defend Secured Party's interest in the Collateral from all claims and demands of all other persons. Debtor shall promptly notify Secured Party of any claim or demand against the Collateral adverse to the interest of Secured Party therein.

(e) Debtor and Debtor's Affiliates will keep the Collateral in good order and repair and will not waste or destroy the Collateral or any part thereof. None of Debtor and Debtor's Affiliates will use the Collateral in violation of any law or regulation or any policy of insurance.

(f) Debtor and Debtor's Affiliates will at all times (i) pay when due all taxes, assessments, governmental charges and levies upon the Collateral, (ii) keep the Collateral free and clear of all liens, security interests, charges and encumbrances (other than those created hereunder), and (iii) pay all rents due on premises where any Collateral not in the possession of Secured Party is or may be held.

(g) Debtor will furnish to Secured Party from time to time such statements and schedules further identifying and describing the Collateral and such other reports in connection with the Collateral as Secured Party may request, all in such detail as Secured Party may require. Debtor will maintain books and records pertaining to the Collateral in such detail, form and scope as to provide all information necessary for Secured Party to ascertain the value, extent and status of the Collateral and to protect Secured Party's interest therein. Secured Party and its agents will have the right, upon at least five (5) days' prior written notice to Debtor, to enter upon Debtor's premises at any time or times during the continuance of this Security

Agreement for the purpose of inspecting the Collateral and Debtor's books and records pertaining thereto.

(h) At its sole option, Secured Party may from time to time discharge any taxes, assessments, levies, charges, security interests, liens and encumbrances upon the Collateral and cure any breach or default of Debtor's representations, warranties, covenants and agreements hereunder. Debtor agrees to reimburse Secured Party on demand for any payment made or expense incurred by Secured Party pursuant to the foregoing authorization, and Debtor's obligation to reimburse Secured Party for any such payment made or expense incurred will constitute an additional obligation of Debtor secured hereunder. The right of Secured Party to make such payments or incur such expenses is purely voluntary, and any instance where Secured Party chooses not to exercise such authorization will not be a failure of Secured Party to discharge any duty arising out of this Security Agreement.

(i) Debtor will not make any change in its name, identity, corporate structure, jurisdiction of organization, type of organization, organizational identification number, principal place of business, chief executive office or mailing address unless Debtor gives Secured Party at least thirty (30) days' prior written notice thereof. No action requiring any notice to or consent of Secured Party under this Security Agreement or any related agreement, instrument or document (e.g., the Distribution Agreement) shall be effected until such filings and other measures as Secured Party may deem necessary or advisable to continue uninterrupted its perfected security interest in any Collateral affected thereby shall have been taken.

(j) Upon Secured Party's demand following a default hereunder, Debtor will (i) deliver or cause to be delivered to Secured Party all non-cash proceeds received by or for Debtor or any of Debtor's Affiliates, with such endorsements and assignments as may be necessary to transfer the title thereto to Secured Party, and (ii) deposit or cause to be deposited all cash proceeds received by or for Debtor or any of Debtor's Affiliates, with endorsements where necessary, in a bank account designated for that purpose by and under the sole control of Secured Party. Debtor agrees that Debtor and Debtor's Affiliates will not commingle any such proceeds with other funds or property, but will hold them separate and apart therefrom and upon an express trust for Secured Party until such delivery or deposit. Debtor further agrees that, in all cases, Debtor and Debtor's Affiliates will deliver or deposit such proceeds not later than three business days after their receipt.

7. <u>Insurance</u>.

(a) Debtor shall, at its own expense, maintain insurance with respect to the Collateral in such amounts, against such risks, in such form and with such insurers (all of which shall be financially sound and reputable) as is commonly maintained by prudent persons engaged in businesses similar to Debtor's business. Each policy of liability insurance shall provide for all losses to be paid on behalf of Secured Party and Debtor as their respective interests may appear; and each policy of property damage insurance shall provide for all losses to be paid directly to Secured Party. Each such policy shall in addition: (i) name Secured Party as an insured party thereunder (without any representation or warranty by or obligation upon Secured Party) as its interest may appear; (ii) contain the agreement by the insurer that any loss thereunder shall be payable to Secured Party notwithstanding any action, inaction or breach of representation and warranty by Debtor; (iii) provide that there shall be no recourse against Secured Party for payment of premiums or other amounts with respect thereto; and (iv) provide that at least thirty (30) days' prior written notice of amendment to or cancellation or lapse of such policy shall be given to Secured Party by the insurer. Debtor shall, if so requested by Secured Party, deliver to Secured Party original or duplicate policies of all such insurance and, as often as Secured Party may request, a report of a reputable insurance broker with respect to such insurance. Further, Debtor shall, at the request of Secured Party, duly execute and deliver such instruments of assignment of such insurance policies as Secured Party may reasonably request for purposes of perfecting or protecting its interest therein or with respect thereto, and cause each affected insurer to acknowledge notice of such assignment.

(b) Amounts payable under any liability insurance maintained by Debtor pursuant to this paragraph 7 may be paid directly to the person who shall have incurred liability covered by such insurance. All proceeds of insurance payable with respect to any loss involving damage to or loss of any Collateral shall be paid directly to Debtor and applied to payment of the Secured Obligations. Notwithstanding the preceding sentence to the contrary, provided Debtor is not in default hereunder, in the event of any loss involving damage to or loss of any Collateral, Debtor shall promptly notify Secured Party thereof, in writing, and Secured Party shall be entitled to directly receive and shall apply to the repair or replacement, as the case may be, of the related Collateral, all insurance proceeds.

8. Default.

A default shall occur if: (i) Debtor fails to perform any of the terms, conditions and provisions of, or is in breach of any of its representations, warranties, covenants and agreements under, the Distribution Agreement, this Security Agreement or any other agreement, instrument or document executed by Debtor or any of Debtor's Affiliates at any time pursuant to or in connection with the Distribution Agreement or this Security Agreement; or (ii) a bankruptcy proceeding, assignment for benefit of creditors, insolvency, liquidation, reorganization, moratorium, receivership or similar action or proceeding (each, a "Bankruptcy Proceeding") is instituted by Debtor or any of Debtor's Affiliates with respect to Debtor's or any of Debtor's Affiliates' property; or (iii) a Bankruptcy Proceeding is instituted against Debtor or any of Debtor's Affiliates or against the property of Debtor or any of Debtor's Affiliates and such Bankruptcy Proceeding continues for forty-five (45) days without dismissal, bonding or discharge; or (iv) Debtor generally fails to pay its debts as they become due or otherwise becomes insolvent; or (v) Debtor ceases any material portion of its business operations as currently conducted; or (vi) Debtor or any of Debtor's Affiliates shall challenge or contest, in any action, suit or proceeding, the validity or enforceability of this Security Agreement or any related agreement, instrument or document, the legality or the enforceability of any of the Secured Obligations or the attachment, perfection, priority or enforceability of any security interest granted to Secured Party pursuant hereto; or (vii) there is created or attempted to be created, either voluntarily or involuntarily, any security interest, lien, charge or encumbrance on the Collateral in violation of the terms of this Security Agreement; or (viii) the Collateral or any part thereof is in danger of loss, misuse, seizure or confiscation; or (ix) Secured Party reasonably deems itself insecure.

9. Remedies on Default.

Upon the occurrence of a default, in addition to all other rights and remedies provided in this Security Agreement or otherwise available to Secured Party under applicable law, Secured Party shall have all the rights and remedies of a secured party after default under the UCC (whether or not the UCC applies to the affected Collateral) or, to the extent required by applicable law, the Uniform Commercial Code as in effect in any jurisdiction where Secured Party enforces its security interests. Neither party hereto shall be entitled to recover damages or to terminate the term of this agreement by reason of any breach by the other party of its material obligations hereunder unless the breaching party fails to remedy such breach within thirty (30) days following receipt of the non-breaching party's notice thereof. The foregoing cure period shall not apply to your warranties hereunder, where a specific cure period is provided herein, to breaches incapable of being cured, or to an application for injunctive relief. Without in any way limiting the generality of the foregoing, Secured Party's rights and remedies shall include, but are not limited to, the following:

(a) The right to declare that all indebtedness owed by Debtor to Secured Par (including, for this purpose, the aggregate amount of all unrecouped advances, unreimburse expenses and unpaid fees, charges and costs under the Distribution Agreement) is due an payable at once.

(b) The right to have immediate possession, with or without legal process, of any (all Collateral. For this purpose and in furtherance hereof, Debtor will, if Secured Party s requests, assemble said property and make it available to Secured Party at a place designate by Secured Party, and Secured Party is hereby authorized by Debtor to enter upon th premises wherever said property may be and remove the same, subject to one (1) day's pri written notice.

(c) The right to, without notice except as specified below, sell the Collateral or ar part thereof in one or more parcels at public or private sale, at any of Secured Party's offices (elsewhere, for cash, on credit or for future delivery and upon such other terms as Secured Par may deem commercially reasonable, without assumption of any credit risk. Debtor agrees tha to the extent that notice of sale shall be required by law, at least ten (10) days' notice to Debt of the time and place of any public or private sale is to be made shall constitute reasonab notification. Secured Party shall not be obligated to make any sale of Collateral regardless notice of sale having been given. If permitted by applicable law, Secured Party may adjou any public or private sale from time to time by announcement at the time and place fixe therefor, and such sale may, without further notice, be made at the time and place it was s adjourned. If sale of all or any part of the Collateral is made on credit or for future delivery: (the Collateral so sold may be retained by Secured Party until the sale price is paid by th purchaser or purchasers thereof, (ii) the Secured Obligations shall be reduced only to the exte that payment is actually received by Secured Party in respect of such sale, and (iii) Secure Party shall not incur any liability if any purchaser or purchasers shall fail to take up and pay f the Collateral so sold and, in case of any such failure, such Collateral may be sold again upc like notice.

(d) The right to, in its own name, or in the name of a designee or nominee, bid f and buy the Collateral at any public sale and, if permitted by applicable law, at any private sal it being understood that Secured Party shall have the right to credit against the amount of th bid made therefor all or any portion of the Secured Obligations.

(e) The right to require Debtor to do all things and execute and deliver all instrumen necessary or desirable to ratify or otherwise accomplish an absolute assignment of Debto interest in the Collateral. Secured Party is authorized (without limiting the general nature of th authority conferred) to pay, purchase, contest and compromise any encumbrances, charge or lie that, in its judgment, appears to be prior or superior to Secured Party's interest and in exercisir any powers and authority, to pay necessary expenses, employ counsel and pay reasonable fees.

(f) The right to sell, assign, lease, license or otherwise dispose of the Collateral any portion thereof without giving any warranties as to the Collateral (it being understood th Secured Party may specifically disclaim any warranties of title or the like). In addition, Secure Party shall have the right to enforce Debtor's rights against account debtors and other obligo and such other rights and remedies as may now or hereafter be provided at law or in equity.

(g) The right to use (it being understood and agreed that Secured Party is herel granted a license to use), in connection with any assembly, preparation for disposition disposition of the Collateral, any and all of the copyrights, patents, technical processes, tra names, trademarks, service marks, trade styles and other intellectual property used by Debtor, without payment or additional compensation therefor.

(h) The right to offset any payment obligations or debts owed by Secured Party or any of Secured Party's affiliates to Debtor or any of Debtor's Affiliates against any claims of Secured Party or any of Secured Party's affiliates against Debtor or any of Debtor's Affiliates.

All cash proceeds received by Secured Party in respect of any sale of, collection from, or other realization upon all or any part of the Collateral, and all payments made in respect of the Collateral and received by Secured Party may, in the discretion of Secured Party, be held by Secured Party as collateral for the Secured Obligations or may be applied (after payment to Secured Party of all expenses, including reasonable attorneys' fees and disbursements, and other amounts payable to Secured Party under this Security Agreement or under applicable law) at any time in whole or in part by Secured Party against all or any part of the Secured Obligations in such order as Secured Party shall elect, in its sole discretion. Any surplus of such payments held by Secured Party and remaining after the indefeasible payment and performance in full of all of the Secured Obligations shall be paid over to Debtor or to whomsoever may lawfully be entitled to receive such surplus.

10. Standard for Exercising Remedies.

To the extent that applicable law imposes duties on Secured Party to exercise remedies in a commercially reasonable manner, Debtor acknowledges and agrees that it is not commercially unreasonable for Secured Party (a) to fail to incur expenses reasonably deemed significant by Secured Party to prepare any Collateral for disposition or otherwise to complete raw material or work in process into finished goods or other finished products for disposition, (b) to fail to obtain third party consents for access to any Collateral to be disposed of, or to obtain or, if not required by other law, to fail to obtain governmental or third party consents for the collection or disposition of any Collateral to be collected or disposed of, (c) to fail to exercise collection remedies against account debtors or other persons obligated on any Collateral or to remove liens or encumbrances on or any adverse claims against any Collateral, (d) to exercise collection remedies against account debtors and other persons obligated on any Collateral directly or through the use of collection agencies and other collection specialists, (e) to advertise dispositions of any Collateral through publications or media of general circulation, whether or not such Collateral is of a specialized nature, (f) to contact other persons, whether or not in the same business as Debtor, for expressions of interest in acquiring all or any portion of the Collateral, (g) to hire one or more professional auctioneers to assist in the disposition of any Collateral, whether or not such Collateral is of a specialized nature, (h) to dispose of any Collateral by utilizing Internet sites that provide for the auction of assets of the types included in such Collateral or that have the reasonable capacity of doing so or that match buyers and sellers of assets, (i) to dispose of any Collateral in wholesale rather than retail markets, (j) to disclaim disposition warranties, (k) to purchase insurance or credit enhancements to insure Secured Party against risks of loss, collection or disposition of any Collateral, or (l) to the extent deemed appropriate by Secured Party, to obtain the services of brokers, investment bankers, consultants and other professionals to assist Secured Party in the collection or disposition of any Collateral. Debtor acknowledges that the purpose of this paragraph 9 is to provide non-exhaustive indications of what actions or omissions by Secured Party would not be commercially unreasonable in Secured Party's exercise of remedies against the Collateral and that other actions or omissions by Secured Party shall not be deemed commercially unreasonable solely on account of not being indicated in this paragraph 9. Without limiting the generality of the foregoing, nothing contained in this paragraph 9 shall be construed to grant any rights to Debtor or to impose any duties on Secured Party that would not have been granted or imposed by this Security Agreement or by applicable law in the absence of this paragraph 9.

11. Marshalling.

Secured Party shall not be required to marshal any present or future collateral security (including the Collateral) for, or other assurances of payment of, the Secured Obligations or any of them or to resort to such collateral security or other assurances of payment in any particular order, and all of its rights hereunder and in respect of such collateral security and other assurances of payment shall be cumulative and in addition to all other rights, however existing or arising. To the extent that it lawfully may, Debtor hereby agrees that it will not invoke any law relating to the marshalling of collateral which might cause delay in or impede the enforcement of Secured Party's rights under this Security Agreement or under any other instrument creating or evidencing any of the Secured Obligations or under which any of the Secured Obligations is outstanding or by which any of the Secured Obligations is secured or payment thereof is otherwise assured, and, to the extent that it lawfully may, Debtor hereby irrevocably waives the benefits of all such laws.

12. Attorney-In-Fact.

On behalf of Debtor and Debtor's Affiliates, Debtor hereby irrevocably appoints Secured Party as Debtor's and Debtor's Affiliates' true and lawful attorney-in-fact, with full authority in the name, place and stead of Debtor and Debtor's Affiliates, to take any action and to execute, acknowledge, deliver, file, record or serve any notice, instrument or other document which Secured Party may from time to time deem necessary or advisable to accomplish the purposes of this Security Agreement, including, without limitation: (a) to perform or cause the performance of any obligation of Debtor hereunder; (b) to obtain and adjust insurance required to be provided to Secured Party pursuant to paragraph 7 of this Security Agreement; (c) to demand, give notices, collect, sue for, recover, compound, receive and give acquittance and receipts for monies due and to become due under or in respect of any of the Collateral; (d) to receive, endorse, and collect any drafts or other instruments (as defined in Article 9 of the UCC), documents (as defined in Article 9 of the UCC) and chattel paper, in connection with clause (b) or (c) above; (e) to file any claims or take any action or institute any proceedings which Secured Party may deem necessary or desirable for the collection of any of the Collateral or otherwise to enforce the rights of Secured Party with respect to any of the Collateral; (f) to sell, transfer, assign or otherwise deal in or with the Collateral or the proceeds thereof, as fully and effectually as if Secured Party were the absolute owner thereof; (g) to receive, open and dispose of all mail addressed to Debtor and to notify postal authorities to change the address for delivery thereof to such address as Secured Party may designate; and (h) to transmit to customers indebted on accounts notice of Secured Party's interest therein and to notify customers indebted on accounts to make payment directly to Secured Party for Debtor's account. Each power of attorney granted to Secured Party in this Security Agreement is irrevocable and coupled with an interest.

13. Secured Party's Duties.

The powers conferred on Secured Party hereunder are solely to protect its interest in the Collateral and shall not impose any duty upon it to exercise any such powers. Except for the safe custody of any Collateral in its possession and the accounting for monies actually received by it hereunder, Secured Party shall not have any duty as to any Collateral or as to the taking of any necessary steps to preserve rights against prior parties or any other rights pertaining to any Collateral. Without limiting the generality of the foregoing, Secured Party shall have no obligation to ascertain or to initiate any action with respect to or to inform Debtor of offers to purchase or license the Collateral or any similar matters, notwithstanding Secured Party's knowledge. Secured Party shall have no duty to initiate any action to protect against the possibility of a decline in the value of the Collateral.

14. Governing Law.

This Security Agreement, together with any related agreement, instrument or documen shall be governed by and construed in accordance with the laws of the State of Californi applicable to agreements made and entirely to be performed therein. Each of Debtor (on beha of itself and each of Debtor's Affiliates) and Secured Party irrevocably consents that any leg action or proceeding against it under, arising out of or in any manner relating to this Securi Agreement or any related agreement, instrument or document may be brought in the state (federal courts of the State of California. Each of Debtor (on behalf of itself and each of Debtor Affiliates) and Secured Party, by the execution and delivery of this Security Agreemen expressly and irrevocably assents and submits to the personal jurisdiction of such courts in ar such action or proceeding. Each of Debtor (on behalf of itself and each of Debtor's Affiliates) an Secured Party further irrevocably consents to the service of any complaint, summons, notice (other process relating to any such action or proceeding by delivery thereof to it by hand or b mail in the manner provided for herein. Any process in any action or proceeding commenced the courts of the State of California or elsewhere arising out of any such claim, dispute (disagreement, may, among other methods, be served upon Debtor (or any of Debtor's Affiliates) (Secured Party by delivering or mailing the same, via registered or certified mail, addressed Debtor (or any of Debtor's Affiliates) or Secured Party at the applicable address first above writte or such other address as Debtor or Secured Party may designate pursuant to this paragraph 1 Any such delivery or mail service will be deemed to have the same force and effect as person service within the State of California or the jurisdiction in which such action or proceeding may b commenced.

15. Waiver of Jury Trial.

TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, DEBTOR (O BEHALF OF ITSELF AND EACH OF DEBTOR'S AFFILIATES) AND SECURED PART HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGA ACTION OR PROCEEDING RELATING TO THIS SECURITY AGREEMENT AND/OR AN RELATED AGREEMENT, INSTRUMENT OR DOCUMENT AND FOR ANY COUNTERCLAI THEREIN.

16. Miscellaneous Provisions.

(a) All initially capitalized terms used in this Security Agreement without definition sh have the respective meanings assigned to such terms in the Distribution Agreement. Unless th context requires otherwise, terms that are used herein without definition and are defined in th Uniform Commercial Code of the State of California (the "UCC") shall have the respectiv meanings assigned to such terms from time to time by the UCC; provided, however, that th terms "accounting," "document," "instrument," "encumbrance," "obligor" and "record" shall n have the respective meanings assigned to such terms in the UCC unless the same is express indicated.

(b) For purposes of this Security Agreement, (i) the singular includes the plural ar the plural includes the singular, (ii) words importing any gender include the other genders, (i the words "and" and "or" are used in the conjunctive or disjunctive as the sense ar circumstances may require, (iv) all forms of the word "include" shall be deemed to be followe by the words "without limitation," (v) the word "person" shall include any corporation, limite liability company, partnership, firm, joint venture, entity, natural person, trust, estat unincorporated organization, association, enterprise, government or political subdivision there or governmental department or agency, (vi) any use of the phrase "in and to" shall be deeme to include the phrase "under and with respect to," (vii) any reference to the "execution" or "signing" of documents and/or instruments shall be deemed to include the "authentication" of "records" (as such terms are defined in Article 9 of the UCC), and (viii) a reference to any law, rule or regulation includes any amendment or modification thereto or thereof as well as any replacement therefor.

(c) Any written notice desired or required to be given by Secured Party to Debtor will be given by delivery to Debtor by registered or certified mail (postage prepaid) addressed to Debtor at Debtor's principal place of business specified on page 1 hereof; and with respect to notices to Secured Party, by registered or certified mail (postage prepaid) addressed to Secured Party at Secured Party's principal place of business specified on page 1 hereof, marked for the attention of the President. Secured Party or Debtor may designate a substitute address by written notice to the other. A notice given pursuant to the terms hereof will be deemed received on the date that is three (3) business days after the date it is mailed. Any notice to Secured Party must be sent to Fontana Distribution, LLC., and to no other affiliate or related company. A copy of each notice sent to Secured Party must also be sent to the attention of the Senior Vice President, Business and Legal Affairs, Universal Music Group, 2220 Colorado Avenue, Santa Monica, CA 90404.

(d) This Security Agreement includes the entire understanding of the parties with respect to the subject matter hereof and all prior and concurrent oral agreements, and all prior written agreements, with respect to such subject matter, have been merged herein. No representations or warranties have been made other than those expressly provided for herein. This Security Agreement may not be amended, supplemented or otherwise modified, except by a written instrument signed by the parties.

(e) In the event any provision(s) contained in this Security Agreement shall be held to be invalid, illegal, or unenforceable in any respect, the validity, legality and/or enforceability of remaining provisions contained in this Security Agreement shall not in any way be affected or impaired thereby. In such event, such invalid provision(s) shall be validly reformed to as nearly approximate the intent of the parties as possible or, if unreformable, shall be severed and deleted from this Security Agreement.

(f) No failure or delay in exercising any right, remedy, power or privilege accruing to Secured Party upon any breach or default of Debtor under this Security Agreement or any related agreement, instrument or document shall impair any such right, power or remedy of Secured Party, nor shall it be construed to be a waiver of any such breach or default or an acquiescence therein or of any similar breach or default occurring thereafter, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default occurring theretofore or thereafter. All rights, remedies, powers and privileges of Secured Party shall be cumulative and may be exercised singly or concurrently.

(g) No amendment or waiver of any provision of this Security Agreement, and no consent with respect to any departure by Debtor therefrom, shall be effective unless the same shall be in writing and signed by Secured Party, and any such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

(h) Debtor agrees to pay upon demand, and this Security Agreement will secure, all costs and expenses, including reasonable attorney's fees and disbursements, paid or incurred by Secured Party in connection with the protection or defense of its security interests and/or the exercise of its rights and remedies, including (but not limited to) any litigation, arbitration or other proceeding (e.g., any bankruptcy or insolvency proceeding) in which Secured Party or Debtor may be a party or in which any question of Secured Party's or Debtor's rights or obligations, or the attachment, perfection, priority or enforceability of Secured Party's security interests, may arise.

(i) All rights of Secured Party and all obligations, representations, liabilities and agreements of Debtor hereunder shall inure to the benefit of Secured Party and its successors and assigns and shall bind Debtor and its successors and assigns.

(j) The representations and warranties of Debtor herein contained shall survive the date hereof and shall be deemed to have been remade on and as of the date on which any additional Secured Obligations are created.

(k) This Security Agreement shall be construed without regard to the identity of the person who drafted the various provisions of the same. Each and every provision of this Security Agreement shall be construed as though the parties participated equally in the drafting of the same. Consequently, the parties acknowledge and agree that any rule of construction that a document is to be construed against the drafting party shall not be applicable to this Security Agreement.

(l) The headings of the paragraphs hereof are for convenience only, and they will not be of any effect in construing the contents of the respective paragraphs.

(m) This Security Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Security Agreement as of the date first set forth above.

Debtor:

PYRAMID MEDIA CORPORATION
individually and on behalf of each of
Debtor's Affiliates

By: ______________________
Name:

Title: ______________________

Secured Party:

FONTANA DISTRIBUTION, L.L.C.

By: ______________________
Name:

Title: ______________________

SCHEDULE "A-1"

TRADE NAMES AND FICTITIOUS BUSINESS NAMES

SCHEDULE "A-2"

DISCLOSURE SCHEDULE

SCHEDULE "A-3"

COPYRIGHT INFORMATION

Copyright Title	Publication Date	Registration Date	Registration Number

EXHIBIT "B"

TRADEMARK LICENSE AGREEMENT

THIS TRADEMARK LICENSE AGREEMENT (the "Trademark License Agreement") is made and entered into as of this 1st day of March, 2005 between Pyramid Media Corporation ("Licensor") and Fontana Distribution, L.L.C., (together with its successors and assigns, "Licensee"), with reference to the following:

A. Licensor is the owner of the trademark(s), service mark(s) and logo(s) set forth in the attached Schedule "B-1" (which is incorporated herein by reference), which Licensor has adopted and used and which are well known for entertainment services. Said trademark(s), service mark(s) and logo(s), when referred to in relation to their use in connection with phonograph records and related materials and devices, are hereinafter referred to as the "Trademarks."

B. Licensor and Licensee are concurrently herewith entering into a Distribution Agreement (the "Distribution Agreement") pursuant to which Licensor has granted Licensee the right to manufacture, distribute and sell to the public phonograph records bearing the Trademarks.

C. Licensor desires to grant to Licensee the right to use the Trademarks throughout the "Territory" (as defined in the Distribution Agreement), for the Term and on the conditions hereinafter set forth, in connection with Licensee's manufacture, distribution and sale of phonograph records pursuant to the Distribution Agreement.

NOW, THEREFORE, in consideration of the foregoing and the covenants and conditions hereinafter set forth, Licensor and Licensee hereby agree as follows:

1. Licensor grants to Licensee, for the "Term" (as defined below), a non-exclusive and royalty-free license, subject to the provisions of the next paragraph, to use the Trademarks throughout the Territory for "Phonograph Records" (as defined in the Distribution Agreement) and related materials and devices (collectively, the "Goods") manufactured, distributed, sold or otherwise exploited in accordance with the provisions of the Distribution Agreement. Licensee will have the right to grant sublicenses in and to the Trademarks in connection with Licensee's performance under the Distribution Agreement.

2. Licensee will provide Licensor with a sample of the Goods, and Licensor will have the right to reasonably approve such sample as to style and quality; such approved sample will thereafter serve as the quality control sample. From time to time upon Licensor's written request, Licensee will furnish Licensor with samples of the Goods and will, during normal business hours and upon reasonable notice, permit inspection by Licensor or its duly authorized representative to observe the manufacture of the Goods for the purpose of verifying that the Goods are being made as provided in the preceding sentence.

3. Licensee recognizes Licensor's title to the Trademarks and will not at any time do or assist any third party in doing any act or thing which will in any way impair the rights of Licensor in and to the Trademarks. It is understood that Licensee will not acquire and will not claim any title to the Trademarks adverse to Licensor by virtue of the license granted to Licensee, or through Licensee's use of the Trademarks, it being the intention of the parties that all goodwill generated by the use of the Trademarks by Licensee will at all times inure to the benefit of Licensor.

4. Licensee will cause to appear on the Goods on which the Trademarks are used such legends, markings and notices as Licensor may reasonably request in order to give appropriate notice of Licensor's trademark rights under applicable law. Licensee agrees that it will use no such legends, markings or notices with respect to the Trademarks without first obtaining Licensor's reasonable approval.

5. Where Licensee is required to obtain Licensor's approval under this Agreement, such approval will be deemed given upon the earlier to occur of (a) the date upon which Licensor actually gives such approval or (b) five days after Licensor receives Licensee's request for approval, if Licensor has not disapproved in writing such request prior to such date.

6. In the event that Licensee learns of any infringement of the Trademarks, Licensee will promptly notify Licensor of the same. Licensor reserves the right to decide whether legal proceedings will be instituted, by whom and how the same are to be handled, and in whose name any such proceedings will be brought.

7. Licensor represents and warrants that Licensor is the sole and exclusive rightful owner of the Trademarks and that the use of the Trademarks will not infringe or violate any intellectual property rights or any other rights of any third party. Licensor will at all times indemnify and hold harmless Licensee and its successors, assigns, affiliates, officers, directors, agents, representatives and licensees from and against any breach or alleged breach of such representations and warranties, pursuant to the indemnification procedures of paragraph 7.01 of the Distribution Agreement.

8. The term of this Agreement (the "License Term") will commence on the date hereof and will continue until the end of the "Sell-Off Period" (as defined in the Distribution Agreement).

9. You will not be entitled to recover damages or to terminate the License Term by reason of any breach by Licensee of its material obligations hereunder, unless Licensee has failed to remedy such breach within a reasonable time following receipt of your notice therefor.

10. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. This Agreement will be governed by and construed in accordance with the laws of the State of California and applicable Federal law. This Agreement, the Security Agreement, and the Distribution Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement, and supersede all prior and contemporaneous agreements and understandings between the parties, written or oral, with respect to such subject matter. No provision of this Agreement may be modified, supplemented, amended or waived except by a writing signed by both parties.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

Licensor:
PYRAMID MEDIA CORPORATION

By: ______________________

Licensee:
FONTANA DISTRIBUTION, L.L.C.

By: ______________________

SCHEDULE "B-1"

TRADEMARKS, SERVICE MARKS AND LOGOS

EXHIBIT "C"

RATE CARD

'ACTURING CHARGES

Colored discs (add to 3 color disc base price)	4 colors	$0.04
	5 colors	$0.10
	6 colors	$0.16
	brass tone	$0.65
Minimum order (New Commercial Releases)		
	1,500	N/C
	1,000 - 1,499	$ 325.00 flat fee
Standard mastering charge		$ 625.00 flat fee
Spindle charge (per unit)		$0.03
Apply 1 sticker	automatic	$0.0
	manual & under wrap	$0.04
	over existing sticker	$0.06
	parental advisory	$0.03
Apply 2nd sticker	automatic	$0.03
	manual	$0.04
Place an insert into jewel box	automatic	$0.0
	manual	$0.0
Place an insert into a digipak or boxset	manual	$0.0
Handling charge for mailing of printed material (plus printed materials)		$ 25.00 per orde
Belly - band - 2 Cd's, handpacked		$0.1
Shrink-wrap -2 jewel boxes together		$0.1
Extended run times (add to disc price)		
	78:00 - 79:20 minutes	$0.0
	79:21 - 80:00 minutes	$0.1
One-time setup charge		$250.00 flat fee
Drilling/marking charge (average)		$0.0
Shrink wrap a mini jacket		$0.0
Handpack upcharge - insertion of disc into digi	manual	$0.0
Fugitive glue (per dot)		$0.0
Additional colors (over 4) max 6 colors per disc		$0.0
DVD-5 remastering charge (after initial failure)		$ 350.00 flat fee
DVD-9 remastering charge (after initial failure)		$ 700.00 flat fee

2005 Miscellaneous Charges
Effective December 26, 2004

-ACTURING CHARGES
:ONTINUED

Item	Detail	Charge
Packout DVD disc to a black amaray (incl.), spine label, shrink wrap, EAS tag		$0.4
Auto apply sticker to DVD amaray case		$0.0
Colored vinyl (add to vinyl base price)	7-inch	$0.1
	10-inch	$0.2
	12-inch	$0.2
	140 grams heavy vinyl	$0.2
	180 grams heavy vinyl	$0.2
Heavy vinyl (add to 12" vinyl base price)	140 grams	$0.0
	180 grams	$0.2
Test pressing - vinyl per unit		
	1 - 50	$10.0
	> 50	$3.0
Minimum order charge		
(Minimum order quantity 100 units for both 7" & 12")	7 inch < 600	$0.1
	10 inch < 500	$0.1
	12 inch < 500	$0.1
Set of 4-color label backgrounds (12" or 7")		$0.0
Shrink wrap 7" Jacket		$0.0
Plant supplied 12" generic jacket		
White die cut or solid		$0.2
Black die cut or solid		$0.2
Plant supplied heavy vinyl poly-lined sleeve		$0.2
Print & apply barcode sticker		$0.0
Print & apply explicit lyrics sticker		$0.0
Collating multiple LPs	2 LPs	$0.0
	3 LPs	$0.0
	4 LPs	$0.1
Place an insert into a vinyl jacket	manual	$0.0
Set Masters & Mothers		$100.0

TES

Item	Detail	Charge
Minimum order charge	< 500	$0.2
Film modification / set-up	Cassette J & O card	$ 100.00 flat fee

2005 Miscellaneous Charges
Effective December 26, 2004

UTION FEES

Cutout sales (Sales Type 31), clean, excludes freight	$0.10
Free goods (Sales Type 51), clean, includes regular delivery charge	$0.20
Promotional (Sales Type 53), marked, includes regular delivery charge	$0.25
Record club sales (Sales Type 57), clean, includes regular delivery charge	$0.10
Export sales (Sales Types '80's), clean, excludes freight	$0.25
Courtesy sales/house accommodations (Sales Type 54), clean or marked, includes regular delivery charge	$0.25
Inventory transfer (Sales Type 91), clean, excludes freight	$0.10
Line charge	$ 1.25 per invoice lin
Premium drop-ship charge	$0.40
Drilling/marking charges	$0.05
SKU charge	$ 15.00 per active S
Return processing	$0.10
Return refurbishment	$0.20
Restack boxed product on skid	$ 0.15 per carton
Print and apply new carton barcode label	$ 0.17 per carton

IBUTION FEES
IUED

Off-cycle Release (includes regular shipping)		
Number of Units per Invoice Line:	1	$5.0
	2	$2.5
	3	$1.7
	4	$1.4
	5	$1.2
	6	$1.0
	7	$0.9
	8	$0.8
	9	$0.7
	10	$0.7
	11	$0.5
	12	$0.4
	13	$0.4
	14	$0.4
	15	$0.4
	16	$0.4
	17	$0.4
	18	$0.3
	19	$0.3
	20	$0.3
	21	$0.3
	22	$0.3
	23	$0.3
	24	$0.3
	25	$0.3
	26	$0.3
	27	$0.2
	28	$0.2
	29	$0.2
	30	$0.2
	31 - 479	$0.1
	480 and above	$0.0
Overstock scrap labor charge	finished goods	$0.0
Excess inventory charge (commercial) Assessed on inventory older than 13 months from release date in excess of quantity to support 9 months of sales (12 months for classics, jazz & platinum releases)		$0.1
Excess inventory charge (DJ) Assessed on inventory older than 90 days		$0.1

Universal Manufacturing and Logistics
2005 Miscellaneous Charges
Effective December 26, 2004

IUTION FEES

IED

DJ Fulfillment Fee's (includes labor and shipping)
Compact Discs and Cassettes

Units per Package:		
	1	$2.15
	2	$1.90
	3	$1.60
	4	$1.10
	5	$0.85
	6-10	$0.45
	11-15	$0.40
	16-20	$0.30
	over 20	$0.25
	over100	$0.2

In addition, a charge of $4.50 will be applied to each export order for export documentation

Vinyl

Units per Package:		
	1	$3.3
	2	$2.7
	3	$2.5
	4	$1.9
	5	$1.6
	6-10	$0.9
	11-15	$0.8
	16-20	$0.5
	over 20	$0.4
	over100	$0.3

In addition, a charge of $4.50 will be applied to each export order for export documentation

DJ insertion fee	$0.0
DJ folding fee	$0.0
DJ address correction charge (ground)	$5.0
DJ address correction charge (air)	$10.0

ADDED SERVICES (VAS) FEES

Apply 1 sticker to product (over shrink)	
General placement	$0.0
Exact placement	$0.1
Apply 1 sticker to product (under shrink)	
General placement	$0.2
Exact placement	$0.2
Deshrink/reshrink CD (needed if removing existing sticker)	$0.1
Print and apply top spine label over shrink wrap (includes top spine)	$0.1
under shrink wrap (includes top spine)	$0.2

Universal Manufacturing and Logistics
2005 Miscellaneous Charges
Effective December 26, 2004

ADDED SERVICES (VAS) FEES
JED

Rebox product into different configurations (30 count into 15 counts etc. for the same sku)	$0.05
Build "assortments" (e.g. take 30 units of 3 titles and create 3 cartons with 10 units of each title.)	$0.07
Price sticker and build assortment/re-configure (general placement)	$0.1
(exact placement)	$0.1
Repalletize product	$0.0
Apply customer specific/supplied carton label 1st label	$ 0.06/carton
each additional label	$ 0.02/carton
Cost of standard sticker/labels (UML provided)	
Generic price sticker	$0.0
Standard carton label	$0.0
Bar code label	$0.0
Rebox cartons	$0.3
Pallets	$7.0
Non-standard label	Dependent on UML Cos
*Minimum order charge	$35.0

:LLANEOUS CHARGES SCHEDULE INCLUDES STANDARD CHARGES. FOR SPECIAL HANDLING .ISTED, CALL FOR QUOTE

/IUM ORDER CHARGE OF $35 PERTAINS TO THE CHARGE FOR ANY SERVICE RENDERED WHOSE REGATE TOTAL IS LESS THAN THIS AMOUNT

PRODUCT CODE	CONFIGURATION	LENGTH	PRICE	GRAPHICS ESTIMATED PRICE	FREIGHT	ESTIMATI "ALL-IN PRICE
CT	Cassette in norelco box, shrinkwrap	< 45 MIN B	$0.35	$0.07	$0.01	$0.43
		45-63 C	$0.37	$0.07	$0.01	$0.45
		64-74 D	$0.43	$0.07	$0.01	$0.51
		> 74MIN E	$0.45	$0.07	$0.01	$0.53
30	Cassingle in an O-card, shrinkwrap	10 MIN	$0.29	$0.04	$0.01	$0.34
LP	12" Vinyl Record (includes backdrop, generic sleeve, 4 color jacket)		$0.82	$0.26	$0.02	$1.10
LP	12" Vinyl Record (includes backdrop, generic sleeve, generic jacket)		$0.82	$0.20	$0.02	$1.04
S	7" Vinyl Record (includes backdrop, generic sleeve)		$0.42	$0.00	$0.02	$0.44
DV	DVD-5 raw disc only, up to 4 color		$0.54	varies	$0.02	$0.56
DV	DVD-9 raw disc only, up to 4 color		$0.76	varies	$0.02	$0.78
DX	CD/DVD-5 in brilliant box, shrinkwrap, spine label		$1.13	$0.15	$0.04	$1.32
DX	CD/DVD-9 in brilliant box, shrinkwrap, spine label		$1.35	$0.15	$0.04	$1.54
CD	CD - Replicated disc up to 3 color		$0.27	$0.00	$0.00	$0.27
CD	CD - Std jewel box & tray (gray or clear), shrinkwrap,spine label		$0.54	$0.15	$0.02	$0.71
CD	CD - Jewel box in tuck flap slipcase, shrinkwrap		$0.71	$0.48	$0.02	$1.21
CD	CD - 4 Panel Digi, no pockets, shrinkwrap, auto load		$0.47	$0.30	$0.02	$0.79
CD	CD - 6 Panel Digi, no pockets, shrinkwrap, auto load		$0.48	$0.40	$0.02	$0.90
CD	CD - 8 Panel Digi, no pockets, shrinkwrap, auto load		$0.49	$0.47	$0.02	$0.98
CD	CD - CD Single in generic solid mini jacket, no shrinkwrap		$0.45	incl in price	$0.02	$0.47
CD	CD - CD Single in generic die-cut mini jacket, no shrinkwrap		$0.45	incl in price	$0.02	$0.47
CD	CD - CD Single in 4 color mini jacket, shrinkwrap		$0.41	$0.12	$0.02	$0.55
CD	CD - Two CD's in double fat pack, shrinkwrap, spine label		$1.44	$0.17	$0.04	$1.65
CD	CD - Two CD's in brillant box, shrinkwrap, spine label		$0.86	$0.15	$0.04	$1.05
CD	CD - Two jewel boxes to a tuck flap slipcase, shrinkwrap		$1.23	$0.63	$0.04	$1.90
CD	CD - Three CD's in triple fat pack, shrinkwrap, spine label		$1.81	$0.17	$0.06	$2.04
CD	CD - Four CD's in quad fat pack, shrinkwrap, spine label		$2.18	$0.17	$0.08	$2.43

SENSORMATIC TAG CHARGE OF .02 IS NOT INCLUDED IN THESE PRICES
GRAPHICS VARY DEPENDING ON PAGES AND COLORS

*** NOTE: RATE CARD INCLUDES STANDARD CONFIGURATIONS. FOR CONFIGURATIONS NOT LISTED CALL FOR QUOTE**

EXHIBIT 10.1



NEWMAN & MORRISON LLP
44 Wall Street
New York, NY 10005

Tel: (212) 248-1001
Fax: (212) 232-0386
www.newmanmorrison.com

May 7, 2013

Pyramid Entertainment, Inc.
11077 Biscayne Blvd., Suite 200
Miami, FL 33161

Re: Regulation A Offering Statement

Ladies and Gentlemen:

We have acted as counsel for Pyramid Entertainment, Inc., a Nevada corporation (the "Company"), in connection with a offering statement on Form 1-A (the "Offering Statement") filed on the date hereof with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"). The Offering Statement, as may be subsequently amended, relates to the offering of 2,000,000 shares (the "Shares") of the Company's common stock, $.001 par value per share (the "Common Stock") to be sold by the Company directly.

This opinion letter is being delivered in accordance with the requirements of Form 1-A requiring that an opinion of counsel as to the legality of the securities covered by the Offering Statement.

For purposes of this opinion letter, we have examined originals or copies, certified or otherwise identified to our satisfaction, of:

(i) the Offering Statement relating to the Shares;
(ii) the offering circular included in the Offering Statement filed with the Commission as of the date of this opinion letter (the "Offering Circular");
(iii) the Company's Articles of Incorporation, as amended, in effect as of the date of this opinion letter, as executed by the President of the Company (the "Articles");
(iv) the corporate actions of the Company relating to the Offering Statement and the authorization for issuance and sale of the Shares, and matters in connection therewith.

We also have examined and relied on certificates of public officials and, as to certain matters of fact that are material to our opinion, we have also relied on a certificate of an officer of the Company. We have not independently verified any of the facts on which we have so relied.

For purposes of this opinion letter, we have assumed the accuracy and completeness of each document submitted to us, the genuineness of all signatures on original documents, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as facsimile, electronic, certified, conformed or photostatic copies thereof, and the due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness thereof. We have further assumed the legal capacity of natural persons, that persons identified to us as officers of the Company are actually serving in such capacity, that the representations of officers and employees of the Company are correct as to questions of fact and that each party to the documents we have examined or relied on (other than the Company) has the power, corporate or other, to enter into and perform all obligations thereunder and also have assumed the due authorization by all requisite action, corporate or other, the execution and delivery by such parties of such documents, and the validity and binding effect thereof on such parties. We have not independently verified any of these assumptions.

The opinions expressed in this opinion letter are limited to the Revised Statutes of the State of Nevada (the "NRS"). We are not opining on, and we assume no responsibility for, the applicability to or effect on any of the matters covered herein of (a) any other laws; (b) the laws of any other jurisdiction; or (c) the laws of any county, municipality or other political subdivision or local governmental agency or authority. The opinions set forth below are rendered as of the date of this opinion letter. We assume no obligation to update or supplement any of such opinions to reflect any changes of law or fact that may occur.

Based upon and subject to the foregoing it is our opinion that the Shares are duly authorized, and when issued will be validly issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion letter with the Commission as an exhibit to the Offering Statement. We also hereby consent to the reference to this firm's name in the Offering Circular. In giving this consent, we do not thereby admit that we are experts with respect to any part of the Offering Statement or Offering Circular within the meaning of the term "expert" as used in Section 11 of the Securities Act or the rules and regulations promulgated thereunder by the Commission, nor do we admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

/s/ Newman & Morrison LLP